1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _____________.)

Taiwan Semiconductor Manufacturing Company Limited
Financial Statements for the
Nine Months Ended September 30, 2006 and 2005 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of September 30, 2006 and 2005, and the related statements of income and cash flows for the nine months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36 “Review of Financial Statements” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.
October 11, 2006
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
SEPTEMBER 30, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2006		2005
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$77,785,750	14	$58,467,326	12
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	45,295	—	103,214	—
Available-for-sale financial assets (Notes 2, 3 and 6)	35,749,909	7	48,216,860	10
Held-to-maturity financial assets (Notes 2, 3 and 7)	6,220,737	1	605,110	—
Notes and accounts receivable	19,339,939	4	18,605,971	4
Receivables from related parties (Note 23)	22,030,420	4	23,036,804	5
Allowance for doubtful receivables (Note 2)	(975,705)	—	(977,365)	—
Allowance for sales returns and others (Note 2)	(5,012,934)	(1)	(3,417,328)	—
Other receivables from related parties (Note 23)	1,042,223	—	1,650,678	—
Other financial assets (Note 3)	747,755	—	1,144,264	—
Inventories, net (Notes 2 and 8)	18,369,130	3	15,070,064	3
Deferred income taxes assets (Notes 2 and 16)	2,683,412	1	1,781,000	—
Prepaid expenses and other current assets (Note 3)	704,492	—	767,457	—

Total current assets	178,730,423	33	165,054,055	34

LONG-TERM INVESTMENTS (Notes 2, 3, 6, 7, 9 and 10)
Investments accounted for using equity method	84,640,267	15	50,235,546	10
Available-for-sale financial assets	4,893,355	1	—	—
Held-to-maturity financial assets	30,747,122	6	27,948,533	6
Financial assets carried at cost	769,411	—	774,373	—

Total long-term investments	121,050,155	22	78,958,452	16

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 11 and 23)
Cost
Buildings	95,576,337	17	89,619,890	19
Machinery and equipment	508,975,810	92	453,130,574	94
Office equipment	8,443,812	2	7,726,708	1

	612,995,959	111	550,477,172	114
Accumulated depreciation	(401,098,736)	(73)	(346,517,367)	(72)
Advance payments and construction in progress	21,069,769	4	14,949,566	3

Net property, plant and equipment	232,966,992	42	218,909,371	45

GOODWILL (Note 2)	1,567,756	—	1,654,853	—

OTHER ASSETS
Deferred income tax assets (Notes 2 and 16)	10,989,791	2	11,042,079	3
Deferred charges, net (Notes 2 and 12)	5,639,776	1	7,322,444	2
Refundable deposits	83,738	—	83,642	—
Assets leased to others, net (Note 2)	68,579	—	74,312	—
Others	6,789	—	6,789	—

Total other assets	16,788,673	3	18,529,266	5

TOTAL	$551,103,999	100	$483,105,997	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	$458,808	—	$1,599,615	—
Accounts payable	6,641,641	1	6,691,135	1
Payables to related parties (Note 23)	3,894,488	1	3,350,905	1
Income tax payable (Notes 2 and 16)	6,535,446	1	1,364,915	—
Accrued expenses and other current liabilities (Notes 3 and 14)	7,477,769	2	8,582,544	2
Payables to contractors and equipment suppliers	15,299,614	3	10,814,978	3
Current portion of bonds payable (Note 13)	2,500,000	—	10,500,000	2

Total current liabilities	42,807,766	8	42,904,092	9

LONG-TERM LIABILITIES
Bonds payable (Note 13)	17,000,000	3	19,500,000	4
Other long-term payables (Note 14)	1,291,484	—	1,526,648	1
Other payables to related parties (Notes 23 and 25)	409,588	—	1,111,798	—

Total long-term liabilities	18,701,072	3	22,138,446	5

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 15)	3,502,475	1	3,451,671	1
Guarantee deposits (Note 25)	3,680,687	1	2,363,889	—
Deferred credits (Notes 2 and 23)	1,275,872	—	1,136,767	—

Total other liabilities	8,459,034	2	6,952,327	1

Total liabilities	69,967,872	13	71,994,865	15

CAPITAL STOCK — NT$10 PAR VALUE
Authorized: 27,050,000 thousand shares
Issued: 25,825,840 thousand shares in 2006
24,727,348 thousand shares in 2005	258,258,398	47	247,273,476	51

CAPITAL SURPLUS (Notes 2 and 18)	53,857,667	10	56,777,040	12

RETAINED EARNINGS (Note 18)
Appropriated as legal capital reserve	43,705,711	8	34,348,208	7
Appropriated as special capital reserve	640,742	—	2,226,427	—
Unappropriated earnings	124,866,387	22	72,296,264	15

	169,212,840	30	108,870,899	22

OTHERS (Notes 2 and 3)
Cumulative translation adjustments	223,105	—	(260,171)	—
Unrealized gains on financial instruments	502,192	—	—	—

	725,297	—	(260,171)	—

TREASURY STOCK (AT COST, Notes 2 and 20)
33,926 thousand shares in 2006 and 46,808 thousand shares in 2005	(918,075)	—	(1,550,112)	—

Total shareholders’ equity	481,136,127	87	411,111,132	85

TOTAL	$551,103,999	100	$483,105,997	100

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2006		2005
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 23)	$245,148,192		$187,279,666

SALES RETURNS AND ALLOWANCES (Note 2)	5,202,252		3,852,617

NET SALES	239,945,940	100	183,427,049	100

COST OF SALES (Notes 17 and 23)	123,155,982	51	108,047,657	59

GROSS PROFIT	116,789,958	49	75,379,392	41

OPERATING EXPENSES (Notes 17 and 23)
Research and development	11,206,265	5	9,972,853	5
General and administrative	5,348,876	2	5,625,306	3
Marketing	1,360,794	1	991,423	1

Total operating expenses	17,915,935	8	16,589,582	9

INCOME FROM OPERATIONS	98,874,023	41	58,789,810	32

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 9)	4,696,522	2	—	—
Interest income (Notes 2 and 3)	2,734,401	1	1,747,952	1
Technical service income (Notes 23 and 25)	514,995	1	322,976	—
Settlement income (Note 25)	483,734	—	711,324	1
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 23)	480,944	—	149,014	—
Foreign exchange gain, net (Note 2)	28,165	—	491,442	—
Others (Note 23)	342,234	—	248,776	—

Total non-operating income and gains	9,280,995	4	3,671,484	2

NON-OPERATING EXPENSES AND LOSSES
Loss on disposal of financial instruments, net (Notes 2, 3 and 5)	1,395,264	1	1,383,563	1
Interest expense (Note 3 )	495,900	—	909,337	—
Valuation loss on financial instruments, net (Notes 2, 3, 5 and 22)	413,514	—	264,068	—
Loss on disposal of property, plant and equipment (Note 2)	225,781	—	60,565	—
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2006		2005
	Amount	%	Amount	%
Equity in losses of equity method investees, net (Notes 2 and 9)	$—	—	$1,277,187	1
Others	129,031	—	148,384	—

Total non-operating expenses and losses	2,659,490	1	4,043,104	2

INCOME BEFORE INCOME TAX	105,495,528	44	58,418,190	32

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 16)	(6,151,303)	(3)	1,256,710	1

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	99,344,225	41	59,674,900	33

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$82,062 THOUSAND (Note 3)	(246,186)	—	—	—

NET INCOME	$99,098,039	41	$59,674,900	33

	2006		2005
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 21)
Basic earnings per share	$4.08	$3.84	$2.27	$2.32

Diluted earnings per share	$4.07	$3.84	$2.27	$2.32

Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company’s stock held by subsidiaries is treated as an investment instead of treasury stock (Notes 2 and 20):

	2006	2005
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	$99,426,545	$59,766,385

NET INCOME	$99,180,359	$59,766,385

EARNINGS PER SHARE (NT$)
Basic earnings per share	$3.84	$2.32

Diluted earnings per share	$3.84	$2.31

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$99,098,039	$59,674,900
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	48,809,141	51,437,043
Amortization of premium/discount of financial assets	16,004	91,155
Loss on disposal of available-for-sale financial assets, net	11,258	134,440
Equity in losses (earnings) of equity method investees, net	(4,696,522)	1,277,187
Dividends received from equity method investees	626,367	668,464
Gain on disposal of financial assets carried at cost, net	—	(2,810)
Gain on disposal of property, plant and equipment and other assets, net	(255,163)	(88,449)
Deferred income taxes	99,752	(2,329,076)
Loss on idle assets	37,283	106,964
Donation of idle assets	—	7,207
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	1,560,139	2,653,766
Notes and accounts receivable	1,251,879	(3,279,090)
Receivables from related parties	(979,816)	(6,900,765)
Allowance for doubtful receivables	(639)	(3,096)
Allowance for sales returns and others	742,965	89,414
Other receivables from related parties	688,353	(1,376,333)
Other financial assets	105,781	26,054
Inventories, net	(2,111,175)	(898,119)
Prepaid expenses and other current assets	467,281	319,975
Increase (decrease) in:
Accounts payable	(1,410,465)	202,518
Payables to related parties	(38,596)	(1,115,663)
Income tax payable	2,719,558	985,012
Accrued expenses and other current liabilities	(513,289)	(392,616)
Accrued pension cost	41,083	350,475
Deferred credits	(71,808)	119,681

Net cash provided by operating activities	146,197,410	101,758,238

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(78,666,694)	(71,367,811)
Held-to-maturity financial assets	(16,141,019)	(7,466,251)
Investments accounted for using equity method	(1,495,552)	(3,225,972)
Financial assets carried at cost	(11,921)	(14,427)
Property, plant and equipment	(59,945,807)	(60,336,499)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2006	2005
Proceeds from disposal of:
Available-for-sale financial assets	$57,874,205	$71,792,572
Financial assets carried at cost	50,000	15,498
Property, plant and equipment and other assets	927,200	1,502,142
Redemption of held-to-maturity financial assets upon maturity	8,512,000	8,716,394
Increase in deferred charges	(755,982)	(735,673)
Proceeds from return of capital by investee	162,354	—
Decrease (increase) in refundable deposits	(96)	1,771

Net cash used in investing activities	(89,491,312)	(61,118,256)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid for common stock	(61,825,061)	(46,504,097)
Cash bonus paid to employees	(3,432,129)	(3,086,215)
Increase in guarantee deposits	787,742	1,951,496
Proceeds from exercise of employee stock options	422,927	165,808
Bonus to directors and supervisors	(257,410)	(231,466)

Net cash used in financing activities	(64,303,931)	(47,704,474)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,597,833)	(7,064,492)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	85,383,583	65,531,818

CASH AND CASH EQUIVALENTS, END OF PERIOD	$77,785,750	$58,467,326

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$420,000	$420,000

Income tax paid	$3,146,676	$87,315

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant, and equipment	$66,386,191	$39,997,168
Decrease (increase) in payables to contractors and equipment suppliers	(6,440,384)	20,339,331

Cash paid	$59,945,807	$60,336,499

NON-CASH INVESTING AND FINANCING ACTIVITIES
Current portion of bonds payable	$2,500,000	$10,500,000

Current portion of other payables to related parties (under payables to related parties)	$699,195	$701,096

Current portion of other long-term payable (under accrued expenses and other current liabilities)	$971,596	$1,516,436

Transfer of available-for-sale financial assets and other net assets to investments accounted for using equity method (Note 6)	$26,821,648	$—

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The Company is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of September 30, 2006 and 2005, the Company had 20,266 and 19,475 employees, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are those held for trading purposes and those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds, corporate notes, commercial papers and treasury bills acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with the changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-Sale Financial Assets

Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. The changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair values of open-end mutual funds and publicly traded stocks are determined using the net assets value and the closing-price at the end of the period, respectively. For debt securities, fair value is determined using the average of bid and asked prices at the end of the period.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as reductions to the original cost of investment if such dividends are declared on the earnings of the investees attributable to periods prior to the purchase of the investments. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares. Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-Maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and collectibility is reasonably assured. Revenues from the design and manufacturing of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by customers. Provisions for estimated sales returns and other allowances are generally recorded in the period the related revenue is recognized based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Period-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s equity was previously amortized by the straight-line method over five years, with the amortization recorded in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments in Equity Securities” (SFAS No. 5), investment premiums, representing goodwill, are no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss charged to current income.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share in the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.

Gains or losses on sales between equity method investees are deferred in proportion to the Company’s weighted-average ownership percentages in the investees until such gains or losses are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, translation adjustments will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost, such as non-publicly traded stocks and mutual funds. The costs of mutual funds and non-publicly traded stocks are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Property, Plant, and Equipment and Assets Leased to Others

Property, plant, and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: Buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant, and equipment, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss credited or charged to non-operating gains or losses in the period of sale or disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill was previously amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised SFAS No. 25, “Business Combinations — Accounting Treatment under Purchase Method” (SFAS No. 25), goodwill is no longer amortized and is assessed for impairment at least on an annual basis. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent recovery in fair value of goodwill is not allowed.

Deferred Charges

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during service periods. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies intra-period and inter-period allocations for its income tax whereby (1) a portion of current income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

The R.O.C. government enacted the Alternative Minimum Tax Act (“AMT Act”), which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.

Stock-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is charged to expense over the employee vesting period.

Treasury Stock

The Company’s stock held by subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by the subsidiaries and cash dividends received by the subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in earnings.

3.	ACCOUNTING CHANGES

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (SFAS No. 34) and No. 36, “Financial Instruments: Disclosure and Presentation” and related revisions of previously released SFASs.
a.	Effect of adopting the newly released SFASs and related revisions of previously released SFASs

The Company had properly categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or financial liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; on the other hand, the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders’ equity.

The effect of adopting the newly released SFASs is summarized as follows:

Recognized as
Cumulative
	Effect of	Recognized as
	Changes in	a Separate
	Accounting	Component of
	Principles	Shareholders’
	(Net of Tax)	Equity
Financial assets or liabilities at fair value through profit or loss	$(246,186)	$—
Available-for-sale financial assets	—	—

	$(246,186)	$—

The adoption of the newly released SFASs resulted in a decrease in net income before cumulative effect of changes in accounting principles of NT$167,328 thousand, a decrease in net income of NT$413,514 thousand, and a decrease in basic earnings per share (after income tax) of NT$0.02, for the nine months ended September 30, 2006.

Effective January 1, 2006, the Company adopted the newly revised SFAS No. 5 and SFAS No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. Such a change in accounting principle did not have a material effect on the Company’s financial statements as of and for the nine months ended September 30, 2006.

b.	Reclassifications

Upon the adoption of SFAS No. 34, certain accounts in the financial statements as of and for the nine months ended September 30, 2005 were reclassified to conform with the financial statements as of and for the nine months ended September 30, 2006. The previous issued financial statements as of and for the nine months ended September 30, 2005 need not be restated.

Certain accounting policies prior to the adoption of the newly released SFASs are summarized as follows:
1)	Short-term investments

Short-term investments that were publicly-traded, easily converted to cash, and not acquired for the purpose of controlling the investees or establishing close business relationship with the investees were carried at the lower of cost or market value at the balance sheet date, with any temporary decline in value charged to current income. The market value of publicly-traded stocks was determined using the average-closing prices for the last month of the period.

2)	Derivative financial instruments

The Company entered into forward exchange contracts to manage foreign exchange exposures on foreign-currency-denominated assets and liabilities. The contracts were recorded in New Taiwan dollars at the current rate of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted forward rates were amortized over the terms of the forward contracts using the straight-line method. At the end of each period, the receivables or payables arising from forward contracts were restated using the prevailing exchange rates with the resulting differences credited or charged to income. In addition, the receivables and payables related to the same forward contracts were netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement was credited or charged to income in the period of settlement.

The Company entered into cross currency swap contracts to manage currency exposures on foreign-currency-denominated assets and liabilities. The principal amount was recorded using the current rates at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted rates were amortized over the terms of the contracts using the straight-line method. At the end of each period, the receivables or payables arising from cross-currency swap contracts were restated using the prevailing exchange rate with the resulting differences credited or charged to income. In addition, the receivables and payables related to the contracts of the same counter party were netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date was recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement was credited or charged to income in the period of settlement.

The Company entered into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. These transactions were accounted for on an accrual basis, in which the cash settlement receivable or payable was recorded as an adjustment to interest income or expense associated with the hedged items.

Certain accounts in the financial statements as of and for the nine months ended September 30, 2005 have been reclassified to conform to the classifications prescribed by the newly released SFASs. The reclassifications of the whole or a part of the account balances of certain accounts are summarized as follows:

	Before Reclassification	After Reclassification
Balance sheet

Short-term investments	$48,821,970	$—
Other financial assets	46,699	—
Prepaid expenses and other current assets	56,515	—
Long-term investments accounted for using cost method	774,373	—
Long-term bonds investment	19,647,173	—
Other long-term investments	8,301,360	—
Accrued expenses and other current liabilities	(1,599,615)	—
Financial assets at fair value through profit or loss	—	103,214
Financial liabilities at fair value through profit or loss	—	(1,599,615)
Available-for-sale financial assets	—	48,216,860
Held-to-maturity financial assets	—	28,553,643
Financial assets carried at cost	—	774,373

	$76,048,475	$76,048,475

Statement of income

Interest income	$698,433	$—
Foreign exchange loss, net	(608,743)	—
Interest expense	(1,338,813)	—
Unrealized valuation loss on short-term investments	(264,068)	—
Loss on disposal of investment, net	(134,440)	—
Loss on disposal of financial instruments, net	—	(1,383,563)
Valuation loss on financial instruments, net	—	(264,068)

	$(1,647,631)	$(1,647,631)

4.	CASH AND CASH EQUIVALENTS

	September 30
	2006	2005

Cash and deposits in banks	$56,452,326	$27,906,434
Repurchase agreements collaterized by government bonds	21,200,915	29,924,288
Corporate notes	132,509	314,090
Commercial papers	—	321,757
Treasury bills	—	757

	$77,785,750	$58,467,326

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2006	2005
Derivatives — financial assets

Forward exchange contracts	$45,295	$17,002
Cross currency swap contracts	—	86,212

	$45,295	$103,214

Derivatives — financial liabilities

Forward exchange contracts	$—	$302,260
Cross currency swap contracts	458,808	1,297,355

	$458,808	$1,599,615

The Company entered into derivative contracts for the nine months ended September 30, 2006 and 2005 to manage exposures due to the fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting prescribed by SFAS No. 34. Therefore, effective from January 1, 2006, the Company discontinued applying hedge accounting treatment for its derivative financial instruments.

Outstanding forward contracts as of September 30, 2006 and 2005:

Contract
Amount
	Currency	Maturity Date	(in Thousands)

September 30, 2006

Buy	US$/NT$	October 2006 to November 2006	US$145,000

September 30, 2005

Sell	US$/NT$	October 2005 to December 2005	US$680,000
Outstanding cross currency swap contracts as of September 30, 2006 and 2005:

	Contract Amount	Range of Interest Rates	Range of Interest Rates
Maturity Date	(in Thousands)	Paid	Received

September 30, 2006

October 2006 to November 2006	US$1,550,000	3.34%—5.50%	0.60%—2.72%

September 30, 2005

October 2005 to December 2005	US$1,574,000	3.65%—4.01%	1.17%—1.38%

The Company did not enter into any interest rate swap contracts during the nine months ended September 30, 2006. The Company rescinded all interest rate swap contracts in the second quarter of 2005 before their original maturities. The rescission loss of NT$28,295 thousand has been reclassified and included in the “loss on disposal of financial instrument” account.

Net loss arising from derivative financial instruments for the nine months ended September 30, 2006 were NT$1,797,738 thousand (including realized settlement loss of NT$1,384,224 thousand and valuation loss of NT$413,514 thousand).

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2006	2005

Open-end mutual funds	$21,781,496	$8,186,687
Corporate bonds	9,137,742	12,327,416
Agency bonds	4,786,766	12,455,906
Corporate issued asset-backed securities	3,237,614	12,047,128
Government bonds	1,200,097	2,850,102
Structured time deposit	499,549	—
Corporate notes	—	265,958
Money market funds	—	58,184
Publicly-traded stocks	—	25,479

	40,643,264	48,216,860
Current portion	(35,749,909)	(48,216,860)

	$4,893,355	$—

Before July 31, 2006 the Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. The Company transferred investment portfolios managed by two of the aforementioned fund managers to TSMC Global, Ltd. (TSMC-Global), a subsidiary of TSMC, in the third quarter of 2006. The transferred investment portfolios held by TSMC Global are still managed by the same fund managers in accordance with the aforementioned investment guidelines and terms. As of September 30, 2006, the Company’s investment portfolios managed by the remaining fund manager aggregated to an original amount of US$400,000 thousand. The investment portfolios included securities such as corporate bonds, agency bonds, asset-backed securities, government bonds and others. Securities acquired with maturities of less than three months from the date of purchase were classified as cash equivalents.

As of September 30, 2006, structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying	Range of
	Amount	Amount	Interest Rates	Maturity Date
Step-up callable deposits

Domestic deposits	$500,000	$499,549	1.76%	March 2008

The interest rate of the step-up callable deposits is pre-determined by the Company and the banks.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2006	2005

Corporate bonds	$14,670,013	$6,788,456
Structured time deposits	11,281,560	8,301,360
Government bonds	11,016,286	13,463,827

	36,967,859	28,553,643
Current portion	(6,220,737)	(605,110)

	$30,747,122	$27,948,533

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
September 30, 2006

Step-up callable deposits
Domestic deposits	$4,000,000	$35,459	1.40%—2.01%	June 2007 to March 2009
Callable range accrual deposits
Domestic deposits	3,971,760	15,004	(See below)	September 2009 to December 2009
Foreign deposits	3,309,800	7,585	(See below)	October 2009 to January 2010

	$11,281,560	$58,048

September 30, 2005

Step-up callable deposits
Domestic deposits	$1,000,000	$422	1.40%—1.50%	June 2007
Callable range accrual deposits
Domestic deposits	3,982,560	16,218	(See below)	September 2009 to December 2009
Foreign deposits	3,318,800	11,653	(See below)	October 2009 to January 2010

	$8,301,360	$28,293

The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of September 30, 2006 and 2005, the principal of the deposits that resided in banks located in Hong Kong amounted to US$80,000 thousand; those resided in banks located in Singapore amounted to US$20,000 thousand.

8.	INVENTORIES, NET

	September 30
	2006	2005

Finished goods	$4,499,585	$2,018,670
Work in process	12,806,387	12,481,841
Raw materials	1,403,443	1,200,996
Supplies and spare parts	483,892	712,116

	19,193,307	16,413,623
Allowance for losses	(824,177)	(1,343,559)

	$18,369,130	$15,070,064

9.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2006		2005
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

TSMC Global (Note 6)	$28,423,113	100	$—	—
TSMC International Investment Ltd. (TSMC International)	27,017,212	100	24,186,711	100
TSMC (Shanghai) Company Limited (TSMC—Shanghai)	9,250,288	100	9,888,482	100
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	5,611,199	32	3,906,083	32
Vanguard International Semiconductor Corporation (VIS)	5,359,803	27	5,209,161	27
TSMC Partners, Ltd. (TSMC Partners)	4,397,781	100	4,084,085	100
TSMC North America (TSMC—North America)	1,876,355	100	846,477	100
Emerging Alliance Fund, L.P. (Emerging Alliance)	908,370	99	853,754	99
VentureTech Alliance Fund II, L.P. (VTAF II)	717,136	98	488,940	98
Global UniChip Corporation (GUC)	468,150	44	429,936	46
VentureTech Alliance Fund III, L.P. (VTAF III)	224,580	98	—	—
Chi Cherng Investment Co., Ltd. (Chi Cherng)	115,347	36	78,068	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	114,548	36	77,348	36
TSMC Japan K. K. (TSMC—Japan)	97,810	100	99,061	100
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC—Europe)	44,143	100	23,582	100
Taiwan Semiconductor Manufacturing Company Korea (TSMC—Korea)	14,432	100	—	—
VisEra Technologies Company, Ltd. (VisEra)	—	—	63,858	25

	$84,640,267		$50,235,546

For the nine months ended September 30, 2006 and 2005, net equity in earnings of NT$4,696,522 thousand and net equity in losses of NT$1,277,187 thousand were recognized, respectively. The carrying amounts of the investments accounted for using the equity method and the related equity in earnings or losses of equity method investees were determined based on the reviewed financial statements of the investees as of and for the same periods ended as the Company.

In November 2005, the Company transferred all of its shares in VisEra to VisEra Holding Company, an investee of TSMC Partners accounted for using the equity method, due to changes in investment structure.
10.	FINANCIAL ASSETS CARRIED AT COST

	September 30
	2006	2005

Non-publicly traded stocks	$422,500	$472,500
Mutual funds	346,911	301,873

	$769,411	$774,373

11.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	September 30
	2006	2005

Buildings	$47,680,865	$41,091,353
Machinery and equipment	347,184,167	300,003,419
Office equipment	6,233,704	5,422,595

	$401,098,736	$346,517,367

No interest was capitalized during the nine months ended September 30, 2006 and 2005.

12.	DEFERRED CHARGES, NET

	September 30
	2006	2005

Technology license fees	$4,373,517	$5,410,933
Software and system design costs	1,221,171	1,828,117
Others	45,088	83,394

	$5,639,776	$7,322,444

13.	BONDS PAYABLE

	September 30
	2006	2005
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2005 and 2007 in two installments, 5.25% and 5.36% interest payable annually, respectively	$4,500,000	$15,000,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	15,000,000	15,000,000

	19,500,000	30,000,000
Current portion	(2,500,000)	(10,500,000)

	$17,000,000	$19,500,000

As of September 30, 2006, future principal repayments for the Company’s bonds were as follows:

Year of Repayment	Amount

2007	$7,000,000
2009	8,000,000
2010 and thereafter	4,500,000

$19,500,000

14.	OTHER LONG-TERM PAYABLES

Most of the payables resulted from license agreements for certain semiconductor-related patents. As of September 30, 2006, future payments for other long-term payables were as follows:

Year of Payment	Amount

2006 4th quarter	$227,906
2007	743,691
2008	342,233
2009	342,233
2010	342,233
2011 and thereafter	264,784

2,263,080
Current portion (classified under accrued expenses and other current liabilities)	(971,596)

$1,291,484

15.	PENSION PLANS

The Labor Pension Act (the Act) became effective on July 1, 2005. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined the Company after July 1, 2005 can only be subject to the pension mechanism under the Act.

The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts starting from July 1, 2005, and recognized pension costs of NT$468,808 thousand and NT$127,170 thousand for the nine months ended September 30, 2006 and 2005, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the pension fund monitoring committee (the Committee) and deposited in the Committee’s name in the Central Trust of China.

Changes in the Fund and accrued pension cost under the defined benefit plan are summarized as follows:

	Nine Months Ended
	September 30
	2006	2005

The Fund
Balance, beginning of period	$1,658,864	$1,428,001
Contributions	183,810	168,958
Interest	34,383	15,629
Payments	(7,407)	(8,419)

Balance, end of period	$1,869,650	$1,604,169

Accrued pension cost
Balance, beginning of period	$3,461,392	$3,101,196
Accruals	41,083	350,475

Balance, end of period	$3,502,475	$3,451,671

16.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Nine Months Ended
	September 30
	2006	2005

Income tax expense based on “income before income tax” at statutory rate (25%)	$(26,373,882)	$(14,604,548)
Tax effect of the following:
Tax-exempt income	8,871,751	8,120,128
Temporary and permanent differences	1,347,129	(909,174)
Cumulative effect of changes in accounting principles	82,062	—
Additional tax at 10% on unappropriated earnings	(1,156,130)	(1,489,709)
Income tax credits	10,799,894	7,771,188

Income tax currently payable	$(6,429,176)	$(1,112,115)

b.	Income tax benefit (expense) consisted of the following:

	Nine Months Ended
	September 30
	2006	2005

Income tax currently payable	$(6,429,176)	$(1,112,115)
Other income tax adjustments	377,625	39,749
Net change in deferred income tax assets
Investment tax credits	(4,483,230)	2,297,281
Temporary differences	1,822,230	1,530,726
Adjustment in valuation allowance	2,561,248	(1,498,931)

Income tax benefit (expense)	$(6,151,303)	$1,256,710

c.	Net deferred income tax assets consisted of the following:

	September 30
	2006	2005

Current deferred income tax assets
Investment tax credits	$2,683,412	$1,781,000

Noncurrent deferred income tax assets, net
Investment tax credits	$16,699,129	$26,400,865
Temporary differences	1,139,960	(919,809)
Valuation allowance	(6,849,298)	(14,438,977)

	$10,989,791	$11,042,079

d.	Integrated income tax information:

The balance of the imputation credit account as of September 30, 2006 and 2005 was NT$746,437 thousand and NT$20,087 thousand, respectively.

The expected and actual creditable ratios for distribution of earnings of 2005 and 2004 were 2.88% and 0.11%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may change when the actual distribution of imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of September 30, 2006, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Regulation	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$2,685,805	$—	2006
		4,113,439	—	2007
		6,808,912	5,877,392	2008
		6,030,827	6,030,827	2009
		2,978,287	2,978,287	2010

		$22,617,270	$14,886,506

Statute for Upgrading Industries	Research and development expenditures	$1,780,480	$—	2006
		1,245,142	—	2007
		1,627,095	1,627,095	2008
		1,534,230	1,534,230	2009
		1,173,730	1,173,730	2010

		$7,360,677	$4,335,055

Statute for Upgrading Industries	Personnel training	$27,311	$—	2006
		16,197	—	2007
		40,734	40,734	2008
		40,442	40,442	2009

		$124,684	$81,176

Statute for Upgrading Industries	Investments in important technology-based enterprises	$79,804	$79,804	2010

g.	The profits generated from the following expansion and construction projects are exempt from income tax:

Tax-Exemption Period

Construction of Fab 8 — modules B	2002 to 2005
Expansion of Fab 2 — modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007
h.	The tax authorities have examined income tax returns of the Company through 2003.

17.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Nine Months Ended September 30, 2006
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary	$7,383,078	$3,140,749	$10,523,827
Labor and health insurance	514,883	262,833	777,716
Pension	462,022	235,806	697,828
Meal	335,397	117,518	452,915
Welfare	141,602	76,398	218,000
Others	167,104	17,644	184,748

	$9,004,086	$3,850,948	$12,855,034

Depreciation	$44,547,208	$2,454,035	$47,001,243

Amortization	$1,075,802	$711,017	$1,786,819

	Nine Months Ended September 30, 2005
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary	$6,530,511	$2,667,263	$9,197,774
Labor and health insurance	459,934	219,072	679,006
Pension	440,897	210,015	650,912
Meal	316,142	103,687	419,829
Welfare	114,926	67,142	182,068
Others	103,464	44,331	147,795

	$7,965,874	$3,311,510	$11,277,384

Depreciation	$46,636,159	$2,254,165	$48,890,324

Amortization	$1,284,868	$1,249,154	$2,534,022

18.	SHAREHOLDERS’ EQUITY

As of September 30, 889,740 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs is 4,448,702 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which is limited to a certain percentage of the Company’s paid-in capital.

Capital surplus consisted of the following:

	September 30
	2006	2005

From merger	$24,003,546	$24,003,546
Additional paid-in capital	19,860,644	23,175,884
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	389,188	91,690
From long-term investments	243,810	145,441
Donations	55	55

	$53,857,667	$56,777,040

The Company’s Articles of Incorporation as revised on May 10, 2005 provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and supervisors and bonus to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors and supervisors. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are recorded in the year of shareholder approval and given effect to in the financial statements of that year.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial assets, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2005 and 2004 had been approved in the shareholders’ meetings held on May 16, 2006 and May 10, 2005, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2005	Year 2004	Year 2005	Year 2004

Legal capital reserve	$9,357,503	$8,820,201
Special capital reserve	(1,585,685)	2,226,427
Employees’ profit sharing — in cash	3,432,129	3,086,215
Employees’ profit sharing — in stock	3,432,129	3,086,215
Cash dividends to shareholders	61,825,061	46,504,097	$2.50	$2.00
Stock dividends to shareholders	3,709,504	11,626,024	0.15	0.50
Bonus to directors and supervisors	257,410	231,466

	$80,428,051	$75,580,645

The shareholders’ meeting held on May 16, 2006 also resolved to distribute stock dividends out of capital surplus in the amount of NT$3,709,504 thousand.

The aforementioned stock dividends declared out of earnings for 2005 and stock dividends distributed out of capital surplus had been approved by the SFB and took effect on June 26, 2006.

The amounts of the above appropriations of earnings for 2005 and 2004 are consistent with the resolutions of the meetings of the Board of Directors held on February 14, 2006 and February 22, 2005, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2005 and 2004, the basic earnings per share (after income tax) for the years ended December 31, 2005 and 2004 shown in the respective financial statements would have decreased from NT$3.79 to NT$3.50 and NT$3.97 to NT$3.70, respectively.

The shares distributed as a bonus to employees represented 1.39% and 1.33% of the Company’s total outstanding common shares as of December 31, 2005 and 2004, respectively.

The above information about the appropriations of bonus to employees, directors and supervisors is available at Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

19.	STOCK-BASED COMPENSATION PLANS

The Company’s Employee Stock Option Plans under the 2004 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options of the aforementioned Plans that had never been granted or had been granted but subsequently canceled had expired as of September 30, 2006.

Information about outstanding stock options for the nine months ended September 30, 2006 and 2005 was as follows:

		Weighted-
		Average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Nine months ended September 30, 2006

Balance, beginning of period	67,758	$39.4
Options granted	2,758	40.1
Options exercised	(10,701)	39.5
Options canceled	(3,020)	44.0

Balance, end of period	56,795	39.6

Nine months ended September 30, 2005

Balance, beginning of period	64,367	40.5
Options granted	14,864	48.4
Options exercised	(4,160)	39.9
Options canceled	(3,777)	43.5

Balance, end of period	71,294	42.1

The number of outstanding options and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the plans.

As of September 30, 2006, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$27.6—$39.7	37,331	5.39	$35.6	30,718	$35.5
45.1—52.3	19,464	7.10	47.4	7,302	46.8

	56,795			38,020

No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2006 and 2005. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company for the nine months ended September 30, 2006 and 2005 would have been as follows:

	Nine Months Ended
	September 30
	2006	2005

Assumptions:
Expected dividend yield	1.00%—3.44%	1.00%—3.44%
Expected volatility	43.77%—46.15%	43.77%—46.15%
Risk free interest rate	3.07%—3.85%	3.07%—3.85%
Expected life	5 years	5 years

Net income:
Net income as reported	$99,098,039	$59,674,900
Pro forma net income	99,010,630	59,591,795

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$3.84	$2.32
Pro forma basic EPS	3.84	2.31
Diluted EPS as reported	3.84	2.32
Pro forma diluted EPS	3.84	2.31
20.	TREASURY STOCK
(Shares in Thousands)

	Beginning	Stock		Ending
	Shares	Dividends	Disposal	Shares
Nine months ended September 30, 2006

Parent company stock held by subsidiaries	32,938	988	—	33,926

Nine months ended September 30, 2005

Parent company stock held by subsidiaries	45,521	2,242	955	46,808

Proceeds from sales of treasury stock for the nine months ended September 30, 2005 were NT$52,273 thousand. As of September 30, 2006 and 2005, the book value of the treasury stock was NT$918,075 thousand and NT$1,550,112 thousand, respectively; the market value was NT$2,025,401 thousand and NT$2,456,486 thousand, respectively. The Company’s stock held by subsidiaries is treated as treasury stock and the holders are entitled to the rights of shareholders, except that starting from June 24, 2005, pursuant to the revised Company Law, the holders are no longer entitled to vote in shareholders’ meetings.

21.	EARNINGS PER SHARE

	Nine Months Ended September 30
	2006		2005
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax
Basic EPS (NT$)
Income before cumulative effect of changes in accounting principles	$4.09	$3.85	$2.27	$2.32
Cumulative effect of changes in accounting principles	(0.01)	(0.01)	—	—

Income for the period	$4.08	$3.84	$2.27	$2.32

Diluted EPS (NT$)
Income before cumulative effect of change in accounting principles	$4.08	$3.85	$2.27	$2.32
Cumulative effect of changes in accounting principles	(0.01)	(0.01)	—	—

Income for the period	$4.07	$3.84	$2.27	$2.32

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Nine months ended September 30, 2006

Basic EPS
Income available to common shareholders	$105,167,280	$99,098,039	25,786,786	$4.08	$3.84

Effect of dilutive potential common stock — stock options	—	—	22,958

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$105,167,280	$99,098,039	25,809,744	$4.07	$3.84

Nine months ended September 30, 2005

Basic EPS
Income available to common shareholders	$58,418,190	$59,674,900	25,761,096	$2.27	$2.32

Effect of dilutive potential common stock — stock options	—	—	11,467

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$58,418,190	$59,674,900	25,772,563	$2.27	$2.32

22.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	September 30
	2006		2005
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$45,295	$45,295	$103,214	$2,038
Available-for-sale financial assets	40,643,264	40,643,264	48,216,860	48,216,860
Held-to-maturity financial assets	36,967,859	36,799,837	28,553,643	28,277,622
Investments accounted for using equity method (with market price)	5,359,803	9,375,950	5,209,161	10,071,493

Liabilities

Financial liabilities at fair value through profit or loss	458,808	458,808	1,599,615	1,110,612
Bonds payable (including current portion)	19,500,000	19,851,716	30,000,000	30,372,946
Other long-term payables (including current portion)	3,371,863	3,371,863	4,855,978	4,855,978
b.	Methods and assumptions used in the determination of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values.

2)	Fair values of financial assets/liabilities at fair value through profit or loss were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

3)	Fair values of available-for-sale and held-to-maturity financial assets were based on their quoted market prices; while fair values of structured time deposits were estimated using valuation techniques.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	Losses recognized for the changes in fair value of derivatives estimated using valuation techniques were NT$413,514 thousand for the nine months ended September 30, 2006.

d.	As of September 30, 2006 and 2005, financial assets exposed to fair value interest rate risk were NT$77,656,418 thousand and NT$76,848,238 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$458,808 thousand and NT$1,599,615 thousand, respectively, and financial assets exposed to cash flow interest rate risk were NT$7,281,560 thousand and NT$7,301,360 thousand, respectively.

e.	The Company recognized an unrealized gain of NT$160,949 thousand in shareholder’s equity for the changes in fair value of available-for-sale financial assets for the nine months ended September 30, 2006. The Company also recognized an unrealized gain of NT$341,243 thousand in shareholders’ equity for the changes in available-for-sale financial assets held by equity method investees for the nine months ended September 30, 2006.

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency-denominated assets and liabilities. Therefore, the market risk of derivatives will be offset by the foreign exchange risk of these assets and liabilities. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities. Therefore, the fluctuations in market interest rates would result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations, and government agencies. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the cash flow risk is low.

4)	Cash flow interest rate risk. The Company mainly engages in investments in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
23.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:
a.	Industrial Technology Research Institute (ITRI), the chairman of the Company is one of its supervisors.

b.	Philips, a major shareholder of the Company.

c.	Subsidiaries

TSMC—North America TSMC—Shanghai TSMC—Europe TSMC—Japan TSMC—Korea Emerging Alliance

d.	Investees

GUC (with a controlling financial interest) VIS (accounted for using equity method) SSMC (accounted for using equity method)

e.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology)

f.	Indirect investee

VisEra, originally an investee over which the Company had a controlling interest; beginning in November 2005, VisEra became an indirect investee accounted for using the equity method due to changes in investment structure.
Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2006		2005
	Amount	%	Amount	%
Nine months ended September 30

Sales
TSMC—North America	$144,616,913	59	$106,026,297	57
Philips	3,225,151	1	2,145,073	1
Others	583,671	—	486,276	—

	$148,425,735	60	$108,657,646	58

Purchases
WaferTech	$9,695,565	27	$7,860,055	29
SSMC	5,555,044	16	3,611,658	14
TSMC—Shanghai	3,099,850	9	586,889	2
VIS	2,818,795	8	3,300,928	12

	$21,169,254	60	$15,359,530	57

Manufacturing expenses — technical assistance fees
Philips (Note 25a)	$566,928	1	$392,083	—

Marketing expenses — commission
TSMC—Japan	$204,592	15	$185,295	19
TSMC—Europe	184,306	14	167,142	17
TSMC—Korea	5,903	—	—	—

	$394,801	29	$352,437	36

General and administrative expenses — rental expense
GUC	$11,133	—	$12,348	—

Research and development expenses
GUC	$37,142	—	$26,190	—

Sales of property, plant, and equipment
TSMC—Shanghai	$401,332	48	$125,381	43

(Continued)

	2006		2005
	Amount	%	Amount	%
Non-operating income and gains
SSMC (primarily technical service income, see Note 25e)	$268,298	3	$226,738	6
TSMC—Shanghai	197,400	2	122,514	3
VisEra	187,189	2	16,387	—
VIS (primarily technical service income, see Note 25h)	176,084	2	140,086	4

	$828,971	9	$505,725	13

As of September 30

Receivables
TSMC—North America	$21,680,057	98	$22,728,468	99
Philips	224,516	1	308,335	1
Others	125,847	1	1	—

	$22,030,420	100	$23,036,804	100

Other receivables
TSMC—Shanghai	$482,542	46	$104,705	6
TSMC—North America	228,451	22	445,856	27
SSMC	142,521	14	314,569	19
VIS	88,717	9	63,293	4
TSMC Technology	2,756	—	717,685	43
Others	97,236	9	4,570	1

	$1,042,223	100	$1,650,678	100

Payables
WaferTech	$1,045,183	27	$970,004	29
VIS	806,789	21	739,543	22
Philips	699,195	18	701,096	21
SSMC	636,181	16	596,493	18
TSMC—Shanghai	545,706	14	211,880	6
Others	161,434	4	131,889	4

	$3,894,488	100	$3,350,905	100

Other long-term payables
Philips (Note 25a)	$409,588	100	$1,111,798	100

Deferred credits
TSMC—Shanghai	$776,935	61	$681,978	60
VisEra	139,893	11	—	—

	$916,828	72	$681,978	60

(Concluded)
The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.

The Company deferred the gains (classified under the deferred credits) derived from sales of property, plant, and equipment to TSMC-Shanghai and VisEra, and then recognized such gains (classified under the non-operating income and gains) over the depreciable lives of the disposed assets.

The Company leased part of its office space from GUC with a quarterly rental of NT$4,186 thousand. The Company also leased certain buildings and facilities to VisEra with a monthly rental of NT$7,684 (classified under the non-operating income and gains).
24.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from March 2008 to December 2020 and can be renewed upon expiration.

As of September 30, 2006, future lease payments were as follows:

Year	Amount

2006 4th quarter	$65,708
2007	248,185
2008	222,450
2009	213,872
2010	166,803
2011 and thereafter	1,103,708

$2,020,726

25.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of September 30, 2006, excluding those disclosed in other notes, were as follows:
a.	On June 20, 2004, the Company and Philips amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between the Company and Philips will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, the Company will pay Philips royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of the Company’s annual net sales. The Company and Philips agreed to cross license the patents owned by each party. The Company also obtained through Philips a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the Government of Republic of China or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992 and 1997 and on January 1, 2002.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of September 30, 2006, the Company had a total of US$110,657 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. The Company and Philips committed to buy specific percentages of the production capacity of SSMC. The Company and Philips are required, in the aggregate, to purchase up to 70% of SSMC’s full capacity, but the Company alone is not required to purchase more than 28% of the annual installed capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g.	In December 2003, the Company entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

h.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

i.	TSMC, TSMC—North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation (“SMIC”), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, SMIC shall pay TSMC US$175,000 thousand over six years to resolve TSMC’s claims. As of September 30, 2006, SMIC had paid US$45,000 thousand in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC—North America and Wafertech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging TSMC of breach of settlement agreement and implied covenant of good faith and fair dealing in response to TSMC’s August complaint. The outcome of this litigation cannot be determined at this time.

j.	Amounts available under unused letters of credit as of September 30, 2006 were NT$6,480 thousand.

26.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 8 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

TSMC—Shanghai entered into forward exchange contracts during the nine months ended September 30, 2006 to manage exposures related to foreign exchange rate fluctuations. As of September 30, 2006, TSMC—Shanghai did not have any outstanding forward exchange contracts. Net realized settlement gains arising from forward exchange transactions for the nine months ended September 30, 2006 were NT$2,492 thousand.

k.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 9 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 23.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
FINANCING PROVIDED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Financing
				Maximum											Company’s
				Balance for the										Financing Limit	Financing
				Period		Ending Balance		Type of		Reasons for				for Each	Amount Limits
			Financial Statement	(US$ in		(US$ in		Financing	Transaction	Short-term	Allowance for	Collateral		Borrowing	(US$ in
No.	Financing Name	Counter-party	Account	Thousands)		Thousands)	Interest Rate	(Note 1)	Amounts	Financing	Bad Debt	Item	Value	Company	Thousands)
1	TSMC International	TSMC Development	Other receivables		$1,158,430	$—	1.50%	2	$—	Operating capital	$—	—	$—	N/A	$32,699,765
				(US$	35,000)										(US$	987,968)
(Note 2)

Note 1:	The type No. 2 represents necessary for short-term financing.

Note 2:	Not exceeding the issued capital of the Company.

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited
ENDORSEMENT/GUARANTEE PROVIDED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Ratio of Accumulated
		Counter-party						Amount of Collateral	Maximum
			Nature of	Limits on Each Counter-party’s	Maximum		Value of Collateral	to Net Equity of the	Collateral/Guarantee
	Endorsement/		Relationship	Endorsement/	Balance for the Period	Ending Balance	Property, Plant and	Latest Financial	Amounts Allowable
No.	Guarantee Provider	Name	(Note 2)	Guarantee Amounts	(US$ in Thousands)	(US$ in Thousands)	Equipment	Statement	(Note 1)
0	TSMC	TSMC-North America TSMC Development	2 3	Not exceed 10% of the net worth of the Company, and be also limited to the paid-in capital of the endorsement/guarantee company, unless otherwise approved by Board of Directors.	$1,323,920 (US$40,000) $1,985,880 (US$60,000)	$— —	$— —	— —	$120,284,032

Note 1:	25% of the net worth of the Company as of September 30, 2006.

Note 2:	The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.
The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
SEPTEMBER 30, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				September 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
The Company	Government bond
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	5,944	N/A	US$	5,944
	2004 Government Bond Series B	—	”	—		$1,003,371	N/A		$1,003,371
	2006 Government Bond Series D	—	Held-to-maturity financial assets	—		3,658,687	N/A		3,661,122
	2005 Government Bond Series A	—	”	—		3,049,206	N/A		3,047,575
	2003 Government Bond Series B	—	”	—		1,647,828	N/A		1,647,954
	2003 Asian Development Bank Government Bond	—	”	—		831,028	N/A		875,103
	2004 Kaohsiung Municipal Bond Series A	—	”	—		620,000	N/A		618,760
	European Investment Bank Bonds	—	”	—		370,374	N/A		400,000
	2002 Government Bond Series B	—	”	—		351,806	N/A		351,534
	2004 Kaohsiung Municipal Bond Series B	—	”	—		249,998	N/A		250,004
	2003 Government Bond Series F	—	”	—		149,603	N/A		149,433
	2003 European Bank for Recomspruction and Development Government Bond Series A	—	”	—		87,756	N/A		90,000
	Open-end mutual funds
	NITC Bond Fund	—	Available-for-sale financial assets	22,219		3,643,097	N/A		3,643,097
	ABN AMRO Bond Fund	—	”	175,156		2,630,053	N/A		2,630,053
	Fuh Hwa Bond	—	”	125,122		1,661,927	N/A		1,661,927
	Prudential Financial Bond Fund	—	”	103,751		1,510,993	N/A		1,510,993
	Cathay Bond	—	”	122,762		1,410,843	N/A		1,410,843
	NITC Taiwan Bond	—	”	93,312		1,310,068	N/A		1,310,068
	JF Taiwan Bond Fund	—	”	75,286		1,144,625	N/A		1,144,625
	Dresdner Bond DAM Fund	—	”	95,553		1,103,240	N/A		1,103,240
	JF Taiwan First Bond Fund	—	”	77,530		1,085,714	N/A		1,085,714
	ABN AMRO Select Bond Fund	—	”	94,250		1,064,534	N/A		1,064,534
	Shinkong Chi Shin Bond Fund	—	”	72,680		1,037,545	N/A		1,037,545
	ABN AMRO Income	—	”	63,947		1,008,483	N/A		1,008,483
	President James Bond	—	”	65,496		1,006,962	N/A		1,006,962
	Taishin Lucky Fund	—	”	78,624		803,580	N/A		803,580
	HSBC Taiwan Money Management	—	”	34,093		504,512	N/A		504,512
	TIIM High Yield	—	”	36,616		452,912	N/A		452,912
	Invesco R.O.C. Bond Fund	—	”	35,359		402,408	N/A		402,408
(Continued)

				September 30, 2006
							Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value	Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)	Ownership	(US$ in Thousands)	Note
	Stocks
	TSMC Global	Subsidiary	Investment accounted for using equity method	851	$28,423,113	100	$28,423,113
	TSMC International	Subsidiary	”	987,968	27,017,212	100	27,017,212
	SSMC	Equity method investee	”	382	5,611,199	32	5,611,199
	VIS	Equity method investee	”	442,262	5,359,803	27	9,375,950
	TSMC Partners	Subsidiary	”	300	4,397,781	100	4,397,781
	TSMC-North America	Subsidiary	”	11,000	1,876,355	100	1,876,355
	GUC	Investee over which the company had a controlling interest	”	42,315	468,150	44	483,620
	TSMC-Japan	Subsidiary	”	6	97,810	100	97,810
	TSMC-Europe	Subsidiary	”	—	44,143	100	44,143
	TSMC-Korea	Subsidiary	”	80	14,432	100	14,432
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	289,359
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	210,602
	Hontung Venture Capital Co., Ltd.	—	”	2,633	83,916	10	29,409
	W.K. Technology Fund IV	—	”	4,000	40,000	2	48,880
	Capital
	TSMC-Shanghai	Subsidiary	Investment accounted for using equity method	—	9,250,288	100	9,250,288
	Emerging Alliance	Subsidiary	”	—	908,370	100	908,370
	VentureTech Alliance Fund II	Subsidiary	”	—	717,136	98	716,139
	VentureTech Alliance Fund III	Subsidiary	”	—	224,580	98	222,250
	Chi Cheng	Subsidiary	”	—	115,347	36	573,911	Treasury stock of NT$458,564 thousand is deducted from the carrying value
	Hsin Ruey	Subsidiary	”	—	114,548	36	574,059	Treasury stock of NT$459,511 thousand is deducted from the carrying value
	Corporate bond
	Taiwan Power Company	—	Held-to-maturity financial assets	—	4,384,931	N/A	4,389,191
	Formosa Petrochemical Corporation	—	”	—	3,089,119	N/A	3,078,749
	Nan Ya Plastics Corporation	—	”	—	2,975,056	N/A	2,982,460
	China Steel Corporation	—	”	—	1,600,753	N/A	1,600,583
	Chinese Petroleum Corporation	—	”	—	1,452,529	N/A	1,451,181
	Formosa Plastic Corporation	—	”	—	515,430	N/A	517,463
	Far Eastone Telecommunications Co. Ltd.	—	”	—	300,004	N/A	299,992
	Shanghai commercial & Saving Bank	—	”	—	284,950	N/A	284,894
	Formosa Chemicals &Fiber Corporation	—	”	—	67,241	N/A	68,313
(Continued)

				September 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Hua Nan Bank	—	Available-for-sale financial assets	—		$1,539,139	N/A		$1,539,139
	Cathay United Bank	—	”	—		1,154,464	N/A		1,154,464
	Formosa Petrochemical Corporation	—	”	—		397,646	N/A		397,646
	Taiwan Power Company	—	”	—		299,185	N/A		299,185
	Abbott Labs	—	”	—	US$	1,509	N/A	US$	1,509
	Abbott Labs	—	”	—	US$	2,556	N/A	US$	2,556
	Allstate Life Global Fdg Secd	—	”	—	US$	2,951	N/A	US$	2,951
	American Gen Fin Corp. Mtn	—	”	—	US$	3,442	N/A	US$	3,442
	American Gen Fin Corp. Mtn	—	”	—	US$	1,002	N/A	US$	1,002
	American Honda Fin Corp. Mtn	—	”	—	US$	3,092	N/A	US$	3,092
	American Honda Fin Corp. Mtn	—	”	—	US$	802	N/A	US$	802
	Amgen Inc.	—	”	—	US$	2,902	N/A	US$	2,902
	Amsouth Bk Birmingham Ala	—	”	—	US$	1,995	N/A	US$	1,995
	Associates Corp. North Amer	—	”	—	US$	2,550	N/A	US$	2,550
	Beneficial Corp. Mtn Bk Entry	—	”	—	US$	2,308	N/A	US$	2,308
	Berkshire Hathaway Fin Corp.	—	”	—	US$	1,480	N/A	US$	1,480
	Cargill Inc.	—	”	—	US$	3,385	N/A	US$	3,385
	Chase Manhattan Corp. New	—	”	—	US$	3,566	N/A	US$	3,566
	Cit Group Hldgs Inc.	—	”	—	US$	3,038	N/A	US$	3,038
	Cogentrix Energy Inc.	—	”	—	US$	3,786	N/A	US$	3,786
	Colonial Pipeline Co.	—	”	—	US$	1,502	N/A	US$	1,502
	Consolidated Edison Inc.	—	”	—	US$	2,904	N/A	US$	2,904
	Dayton Hudson Corp.	—	”	—	US$	2,030	N/A	US$	2,030
	Dell Computer Corp.	—	”	—	US$	2,834	N/A	US$	2,834
	Diageo Plc	—	”	—	US$	3,433	N/A	US$	3,433
	Fifth Third Bk Cincinnati Oh	—	”	—	US$	2,423	N/A	US$	2,423
	First Data Corp.	—	”	—	US$	2,891	N/A	US$	2,891
	Fleet Boston Corp.	—	”	—	US$	2,660	N/A	US$	2,660
	Gannett Co. Inc.	—	”	—	US$	2,937	N/A	US$	2,937
	General Elec Cap Corp. Mtn	—	”	—	US$	3,409	N/A	US$	3,409
	General Elec Cap Corp. Mtn	—	”	—	US$	3,888	N/A	US$	3,888
	General Re Corp.	—	”	—	US$	3,327	N/A	US$	3,327
	Goldman Sachs Group Inc.	—	”	—	US$	3,451	N/A	US$	3,451
	Hancock John Global Fdg II Mtn	—	”	—	US$	2,891	N/A	US$	2,891
	Hancock John Global Fdg II Mtn	—	”	—	US$	3,812	N/A	US$	3,812
	Hbos Plc Medium Term Sr Nts	—	”	—	US$	2,946	N/A	US$	2,946
	Hershey Foods Corp.	—	”	—	US$	1,510	N/A	US$	1,510
	Honeywell Inc.	—	”	—	US$	3,024	N/A	US$	3,024
	Huntington Natl Bk Columbus Oh	—	”	—	US$	2,996	N/A	US$	2,996
	International Business Machs	—	”	—	US$	2,212	N/A	US$	2,212
	Intl Lease Fin Corp. Mtn	—	”	—	US$	2,943	N/A	US$	2,943
	J P Morgan Chase + Co.	—	”	—	US$	3,313	N/A	US$	3,313
	Keycorp Mtn Book Entry	—	”	—	US$	3,013	N/A	US$	3,013
	Metropolitan Life Global Mtn	—	”	—	US$	3,355	N/A	US$	3,355
	Monumental Global Fdg Ii	—	”	—	US$	1,470	N/A	US$	1,470
	Monumental Global Fdg Ii 2	—	”	—	US$	3,391	N/A	US$	3,391
(Continued)

				September 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	National City Corp.	—	Available-for-sale financial assets	—	US$	3,398	N/A	US$	3,398
	Nationwide Life Global Fdg I	—	”	—	US$	3,517	N/A	US$	3,517
	Nationwide Life Global Mtn	—	”	—	US$	1,476	N/A	US$	1,476
	Nucor Corp.	—	”	—	US$	3,810	N/A	US$	3,810
	Pepsico Inc. Mtn Book Entry	—	”	—	US$	3,627	N/A	US$	3,627
	Praxair Inc.	—	”	—	US$	3,152	N/A	US$	3,152
	Premark Intl Inc.	—	”	—	US$	2,746	N/A	US$	2,746
	Pricoa Global Fdg I Mtn	—	”	—	US$	3,400	N/A	US$	3,400
	Protective Life Secd Trs	—	”	—	US$	2,908	N/A	US$	2,908
	Prudential Ins Co. Amer	—	”	—	US$	2,644	N/A	US$	2,644
	Public Svc Elec Gas Co.	—	”	—	US$	3,679	N/A	US$	3,679
	Slm Corp. Medium Term Nts	—	”	—	US$	2,934	N/A	US$	2,934
	St Paul Cos Inc. Mtn Bk Ent	—	”	—	US$	2,557	N/A	US$	2,557
	Suntrust Bk Atlanta Ga Medium	—	”	—	US$	3,444	N/A	US$	3,444
	Tiaa Global Mkts Inc.	—	”	—	US$	499	N/A	US$	499
	Unitedhealth Group Inc.	—	”	—	US$	2,999	N/A	US$	2,999
	Us Bk Natl Assn Cincinnati Oh	—	”	—	US$	2,716	N/A	US$	2,716
	Virginia Elec + Pwr Co.	—	”	—	US$	2,644	N/A	US$	2,644
	Vodafone Group Plc New	—	”	—	US$	2,506	N/A	US$	2,506
	Washington Post Co.	—	”	—	US$	3,006	N/A	US$	3,006
	Wps Resources Corp.	—	”	—	US$	1,054	N/A	US$	1,054

	Agency bond
	Fed Hm Ln Pc Pool E89857	—	Available-for-sale financial assets	—	US$	1,659	N/A	US$	1,659
	Fed Hm Ln Pc Pool G11295	—	”	—	US$	1,442	N/A	US$	1,442
	Fed Hm Ln Pc Pool M80855	—	”	—	US$	3,412	N/A	US$	3,412
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,503	N/A	US$	2,503
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,917	N/A	US$	3,917
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,944	N/A	US$	3,944
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,761	N/A	US$	4,761
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,830	N/A	US$	1,830
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,357	N/A	US$	3,357
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,964	N/A	US$	3,964
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,471	N/A	US$	3,471
	Federal Home Ln Mtg Corp.	—	”	—	US$	8,938	N/A	US$	8,938
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,238	N/A	US$	4,238
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,183	N/A	US$	3,183
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,818	N/A	US$	3,818
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,671	N/A	US$	4,671
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,548	N/A	US$	4,548
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,478	N/A	US$	4,478
	Federal Home Loan Mtg	—	”	—	US$	4,976	N/A	US$	4,976
	Federal Natl Mtg Assn	—	”	—	US$	3,015	N/A	US$	3,015
	Federal Natl Mtg Assn	—	”	—	US$	625	N/A	US$	625
	Federal Natl Mtg Assn	—	”	—	US$	2,001	N/A	US$	2,001
	Federal Natl Mtg Assn Gtd	—	”	—	US$	2,329	N/A	US$	2,329
(Continued)

				September 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Fnma Pool 254834	—	Available-for-sale financial assets	—	US$	1,483	N/A	US$	1,483
	Fnma Pool 685116	—	”	—	US$	638	N/A	US$	638
	Fnma Pool 725095	—	”	—	US$	1,260	N/A	US$	1,260
	Fnma Pool 730033	—	”	—	US$	1,498	N/A	US$	1,498
	Fnma Pool 740934	—	”	—	US$	1,532	N/A	US$	1,532
	Fnma Pool 790828	—	”	—	US$	2,828	N/A	US$	2,828
	Fnma Pool 793932	—	”	—	US$	668	N/A	US$	668
	Fnma Pool 794040	—	”	—	US$	837	N/A	US$	837
	Federal Home Ln Bks	—	”	—	US$	8,731	N/A	US$	8,731
	Federal Home Ln Bks	—	”	—	US$	4,848	N/A	US$	4,848
	Federal Home Ln Bks	—	”	—	US$	4,881	N/A	US$	4,881
	Federal Home Ln Bks	—	”	—	US$	2,984	N/A	US$	2,984
	Federal Home Ln Bks	—	”	—	US$	5,890	N/A	US$	5,890
	Federal Home Ln Bks	—	”	—	US$	2,392	N/A	US$	2,392
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,473	N/A	US$	3,473
	Federal Natl Mtg Assn	—	”	—	US$	4,356	N/A	US$	4,356
	Federal Natl Mtg Assn Medium	—	”	—	US$	3,406	N/A	US$	3,406
	Federal Natl Mtg Assn Mtn	—	”	—	US$	2,908	N/A	US$	2,908
	Federal Natl Mtg Assn Mtn	—	”	—	US$	2,895	N/A	US$	2,895
	Tennessee Valley Auth	—	”	—	US$	6,036	N/A	US$	6,036
	Corporate issued asset-backed securities
	Americredit Automobile Rec Tr	—	Available-for-sale financial assets	—	US$	560	N/A	US$	560
	Atlantic City Elc Trns Fdgllc	—	”	—	US$	495	N/A	US$	495
	Banc Amer Mtg Secs Inc.	—	”	—	US$	630	N/A	US$	630
	Bank Of Amer Lease Equip Tr	—	”	—	US$	1,486	N/A	US$	1,486
	Capital One Multi Asset Execut	—	”	—	US$	4,877	N/A	US$	4,877
	Caterpillar Finl Asset Tr	—	”	—	US$	2,114	N/A	US$	2,114
	Caterpillar Finl Asset Tr	—	”	—	US$	4,904	N/A	US$	4,904
	Cendant Rent Car Fdg Aesop LLC	—	”	—	US$	3,926	N/A	US$	3,926
	Cit Equip Coll Tr	—	”	—	US$	2,550	N/A	US$	2,550
	Cit Equip Coll Tr	—	”	—	US$	3,996	N/A	US$	3,996
	Citicorp Mtg Secs	—	”	—	US$	625	N/A	US$	625
	Credit Suisse First Boston Mtg	—	”	—	US$	4,816	N/A	US$	4,816
	Cwmbs Inc.	—	”	—	US$	979	N/A	US$	979
	Daimlerchrysler Auto Tr	—	”	—	US$	2,225	N/A	US$	2,225
	Deere John Owner Tr	—	”	—	US$	2,454	N/A	US$	2,454
	Federal Natl Mtg Assn	—	”	—	US$	4,701	N/A	US$	4,701
	Fifth Third Auto Tr	—	”	—	US$	709	N/A	US$	709
	Ford Cr Auto Owner Tr	—	”	—	US$	1,886	N/A	US$	1,886
	Granite Mtgs Plc	—	”	—	US$	1,455	N/A	US$	1,455
	Gs Auto Ln Tr	—	”	—	US$	222	N/A	US$	222
	Harley Davidson Motorcycle Tr	—	”	—	US$	432	N/A	US$	432
	Holmes Fing No 8 Plc	—	”	—	US$	5,001	N/A	US$	5,001
	Hyundai Auto Receivables Tr	—	”	—	US$	3,427	N/A	US$	3,427
	Hyundai Auto Receivables Tr	—	”	—	US$	3,209	N/A	US$	3,209
(Continued)

				September 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Long Beach Accep Auto Receivab	—	Available-for-sale financial assets	—	US$	1,341	N/A	US$	1,341
	Mbna Master Cr Card Tr Ii	—	”	—	US$	7,664	N/A	US$	7,664
	National City Auto Receivables	—	”	—	US$	233	N/A	US$	233
	Residential Asset Sec Mtg Pass	—	”	—	US$	2,641	N/A	US$	2,641
	Residential Asset Sec Mtg Pass	—	”	—	US$	3,231	N/A	US$	3,231
	Residential Fdg Mtg Secs I Inc.	—	”	—	US$	2,138	N/A	US$	2,138
	Residential Fdg Mtg Secs I Inc.	—	”	—	US$	4,252	N/A	US$	4,252
	Wachovia Auto Owner Tr	—	”	—	US$	1,786	N/A	US$	1,786
	Washington Mut Mtg Secs Corp.	—	”	—	US$	3,323	N/A	US$	3,323
	Wells Fargo Finl Auto Owner Tr	—	”	—	US$	4,934	N/A	US$	4,934
	Wfs Financial Owner Trust	—	”	—	US$	2,184	N/A	US$	2,184
	Wfs Finl	—	”	—	US$	759	N/A	US$	759
	Whole Auto Ln Tr	—	”	—	US$	2,710	N/A	US$	2,710
	Whole Auto Ln Tr	—	”	—	US$	2,944	N/A	US$	2,944
	Fund
	Horizon Ventures Fund I, L.P.	—	Financial assets carried at cost	N/A		$280,179	N/A		$280,179
	Crimson Asia Capital Ltd., L.P.	—	”	N/A		66,732	N/A		66,732
Chi Cherng	Stocks
	TSMC	Parent company	Available-for-sale financial assets	16,947		1,011,752	—		1,011,752
	VIS	Equity method investee	Investment accounted for using equity method	5,032		102,757	—		106,680
Hsin Ruey	Stocks
	TSMC	Parent company	Available-for-sale financial assets	16,979		1,013,648	—		1,013,648
	VIS	Equity method investee	Investment accounted for using equity method	3,711		80,655	—		78,670
TSMC International	Stocks
	TSMC Development	Subsidiary	Investment accounted for using equity method	1	US$	649,102	100	US$	649,102
	TSMC Technology	Subsidiary	”	1	US$	5,691	100	US$	5,691
	InveStar	Subsidiary	”	14,476	US$	40,692	97	US$	40,692
	InveStar II	Subsidiary	”	51,300	US$	44,956	97	US$	44,956
TSMC-Development	WaferTech stock	Subsidiary	Investment accounted for using equity method	—	US$	355,450	99	US$	355,450
Partners	Common stocks
	VisEra Holding Company	Equity method investee	Investment accounted for using equity method	18,931	US$	25,649	48	US$	25,649
(Continued)

				September 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
Emerging Alliance	Common stocks
	NetLogic Microsystems, Inc.	—	Financial assets at fair value through profit or loss	84	US$	2,138	—	US$	2,138
	Pixim, Inc.	—	Financial assets carried at cost	1,924	US$	512	4	US$	512
	RichWave Technology Corp.	—	”	4,247	US$	1,648	13	US$	1,648
	Global Investment Holding, Inc.	—	”	10,800		$100,000	6		$100,000

	Preferred stock
	Ikanos Communication, Inc.	—	Available-for-sale financial assets	515	US$	6,058	2	US$	6,058
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	”	1,000	US$	1,000	3	US$	1,000
	Britestream Networks, Inc.	—	”	2,444	US$	1,172	2	US$	1,172
	Centrality Communications, Inc.	—	”	1,325	US$	1,800	3	US$	1,800
	Miradia, Inc.	—	”	3,040	US$	1,000	3	US$	1,000
	Mobilygen Corporation	—	”	1,415	US$	750	1	US$	750
	Mosaic Systems, Inc.	—	”	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	”	800	US$	500	2	US$	500
	NuCORE Technology Inc.	—	”	2,254	US$	1,455	2	US$	1,455
	Optichron, Inc.	—	”	714	US$	1,000	4	US$	1,000
	Optimal Corporation	—	”	583	US$	600	4	US$	600
	Pixim, Inc.	—	”	2,193	US$	583	—	US$	583
	Quicksilver Technology, Inc.	—	”	1,049	US$	—	4	US$	—
	Reflectivity, Inc.	—	”	4,848	US$	531	4	US$	531
	Teknovus, Inc.	—	”	6,977	US$	1,327	3	US$	1,327
	Zenesis Technologies, Inc.	—	”	2,410	US$	1,399	5	US$	1,399

	Warrants
	Pixim, Inc.	—	Financial assets carried at cost	242		—	N/A		—

VTAF II	Common stock
	Beceem Communication	—	Financial assets carried at cost	650	US$	1,600	1	US$	1,600
	Yobon Technologies, Inc.	—	”	1,675	US$	787	13	US$	787
	Sentelic, Corp.	—	”	1,200	US$	2,040	15	US$	2,040

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,357	US$	1,768	11	US$	1,768
	Ageia Technologies, Inc.	—	”	2,030	US$	2,074	2	US$	2,074
	Aquantia Corporation	—	”	1,264	US$	1,150	5	US$	1,150
	Audience, Inc.	—	”	2,208	US$	474	1	US$	474
	Axiom Microdevices, Inc.	—	”	761	US$	776	2	US$	776
	GemFire Corporation	—	”	600	US$	68	1	US$	68
(Continued)

				September 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Impinj, Inc.	—	Financial assets carried at cost	257	US$	500	—	US$	500
	Leadtrend Technology, Inc.	—	”	1,150	US$	660	6	US$	660
	Miradia, Inc.	—	”	2,740	US$	2,424	3	US$	2,424
	Next IO, Inc.	—	”	216	US$	182	—	US$	182
	Optichron, Inc.	—	”	353	US$	869	2	US$	869
	Power Analog Microelectronics	—	”	2,000	US$	1,500	13	US$	1,500
	Powerprecise Solutions, Inc.	—	”	1,445	US$	1,400	11	US$	1,400
	RichWave Technology Corp.	—	”	500	US$	231	2	US$	231
	Teknorus, Inc.	—	”	518	US$	119	—	US$	119
	Tzero Technologies, Inc.	—	”	730	US$	1,500	2	US$	1,500
	Xceive Corporation	—	”	714	US$	1,000	2	US$	1,000

VTAF III	Common stock
	M2000, Inc.	—	Financial assets carried at cost	1,500	US$	1,500	4	US$	1,500
	Mutua-Pac Ltd.	—	”	170	US$	52	13	US$	52
	Quellan, Inc.	—	”	2,231	US$	2,500	7	US$	2,500
	SynDiTec, Inc.	—	”	4,332	US$	720	7	US$	720
	Validity Sensors, Inc.	—	”	5,333	US$	2,000	7	US$	2,000

Investar	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	1,975	US$	18,681	7	US$	18,681
	Broadtek Electronics Corp.	—	”	29	US$	9	—	US$	9
	Global Testing Corp.	—	”	17,661	US$	2,561	8	US$	2,561
	Broadtek Electronics Corp.	—	Available-for-sale financial assets	116	US$	35	—	US$	35
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	3	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	1,831	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	”	1,008	US$	494	1	US$	494
	Memsic, Inc.	—	”	2,724	US$	1,500	10	US$	1,500
	NanoAmp Solutions, Inc.	—	”	541	US$	853	2	US$	853
	Sonics, Inc.	—	”	1,843	US$	3,530	3	US$	3,530

Investar II	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	864	US$	8,178	3	US$	8,178
	RichTek Technology Corp.	—	”	341	US$	2,725	—	US$	2,725
	GeoVision, Inc.	—	”	46	US$	171	1	US$	171
	RichTek Technology Corp.	—	Available-for-sale financial assets	227	US$	1,816	—	US$	1,816
	GeoVision, Inc.	—	”	15	US$	55	—	US$	55
(Continued)

				September 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Ralink Technology (Taiwan), Inc.	—	Financial assets carried at cost	1,833	US$	791	3	US$	791
	Capella Microsystems (Taiwan), Inc.	—	”	419	US$	122	2	US$	122
	Auden Technology MFG. Co., Ltd.	—	”	953	US$	223	4	US$	223
	eChannelOpen Holding, Inc.	—	”	358	US$	251	4	US$	251
	EoNEX Technologies, Inc.	—	”	55	US$	3,048	5	US$	3,048
	Epic Communications, Inc.	—	”	191	US$	37	1	US$	37
	EON Technology, Corp.	—	”	4,247	US$	1,175	7	US$	1,175
	Goyatek Technology, Corp.	—	”	2,088	US$	545	7	US$	545
	Conwise Technology Corporation, Ltd.	—	”	700	US$	107	9	US$	107
	Trendchip Technologies Corp.	—	”	2,000	US$	574	5	US$	574

	Preferred stock
	eLCOS Microdisplay Technology, Ltd.	—	Financial assets carried at cost	2,937	US$	3,527	9	US$	3,527
	Alchip Technologies Limited	—	”	3,531	US$	2,950	15	US$	2,950
	FangTek, Inc.	—	”	6,931	US$	3,250	20	US$	3,250
	Kilopass Technologies, Inc.	—	”	3,887	US$	2,000	6	US$	2,000
	Memsic, Inc.	—	”	2,289	US$	1,560	8	US$	1,560
	NanoAmp Solutions, Inc.	—	”	375	US$	1,500	1	US$	1,500
	Sonics, Inc.	—	”	4,335	US$	3,082	4	US$	3,082

GUC	Bond funds
	Dresdner Bond DAM Fund	—	Financial assets at fair value through profit or loss	2,601		$30,032	N/A		$30,032
	ABN AMRO Select Bond Fund	—	”	1,773		20,031	N/A		20,031
	ABN AMRO Bond Fund	—	”	952		15,019	N/A		15,019
	ABN AMRO Income	—	”	668		10,036	N/A		10,036

	Stock
	Global Unichip Corporation - North America	Subsidiary	Investments accounted for using equity method	100		5,964	100		5,964
	Global Unichip Japan	Subsidiary	”	—		2,625	100		2,625

TSMC Global	Government bonds
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	118,175	N/A	US$	118,175

	Corporate bonds
	Ace Ltd.	—	Available-for-sale financial assets	—	US$	1,002	N/A	US$	1,002
	Aig Sunamerica Global Fing Ix	—	”	—	US$	999	N/A	US$	999
	American Express Co.	—	”	—	US$	3,446	N/A	US$	3,446
	American Gen Fin Corp.	—	”	—	US$	1,630	N/A	US$	1,630
	American Gen Fin Corp. Mtn	—	”	—	US$	1,967	N/A	US$	1,967
	Ameritech Capital Funding Co.	—	”	—	US$	485	N/A	US$	485
	Anz Cap Tr I	—	”	—	US$	969	N/A	US$	969
(Continued)

				September 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Axa Finl Inc.	—	Available-for-sale financial assets	—	US$	2,169	N/A	US$	2,169
	Bank New York Inc.	—	”	—	US$	1,484	N/A	US$	1,484
	Bank One Corp.	—	”	—	US$	3,352	N/A	US$	3,352
	Bank One Corp.	—	”	—	US$	2,061	N/A	US$	2,061
	Bank Utd Houston Tx Mtbn	—	”	—	US$	532	N/A	US$	532
	Bear Stearns Cos Inc.	—	”	—	US$	3,365	N/A	US$	3,365
	Chase Manhattan Corp. New	—	”	—	US$	1,528	N/A	US$	1,528
	Chase Manhattan Corp. New	—	”	—	US$	2,124	N/A	US$	2,124
	Chubb Corp.	—	”	—	US$	2,115	N/A	US$	2,115
	Citicorp	—	”	—	US$	1,379	N/A	US$	1,379
	Corestates Cap Corp.	—	”	—	US$	1,002	N/A	US$	1,002
	Counrywide Finl Corp.	—	”	—	US$	5,004	N/A	US$	5,004
	Countrywide Fdg Corp. Mtn	—	”	—	US$	2,041	N/A	US$	2,041
	Credit Suisse Fincl Products	—	”	—	US$	1,504	N/A	US$	1,504
	Credit Suisse First Boston	—	”	—	US$	737	N/A	US$	737
	Credit Suisse First Boston USA	—	”	—	US$	2,177	N/A	US$	2,177
	Daimlerchrysler North Amer	—	”	—	US$	975	N/A	US$	975
	Daimlerchrysler North Amer Hld	—	”	—	US$	751	N/A	US$	751
	Deere John Cap Corp.	—	”	—	US$	4,921	N/A	US$	4,921
	Den Danske Bk Aktieselskab	—	”	—	US$	2,029	N/A	US$	2,029
	Emerson Elec Co.	—	”	—	US$	3,221	N/A	US$	3,221
	European Invt Bk	—	”	—	US$	3,947	N/A	US$	3,947
	European Invt Bk	—	”	—	US$	6,067	N/A	US$	6,067
	Federal Home Ln Bks	—	”	—	US$	7,937	N/A	US$	7,937
	Fleet Finl Group Inc New	—	”	—	US$	909	N/A	US$	909
	Fpl Group Cap Inc.	—	”	—	US$	847	N/A	US$	847
	General Elec Cap Corp. Mtn	—	”	—	US$	8,753	N/A	US$	8,753
	Goldman Sachs Group Inc.	—	”	—	US$	4,982	N/A	US$	4,982
	Greenpoint Finl Corp.	—	”	—	US$	966	N/A	US$	966
	Hancock John Global Fdg II Mtn	—	”	—	US$	817	N/A	US$	817
	Hancock John Global Fdg Mtn	—	”	—	US$	974	N/A	US$	974
	Hartford Finl Svcs Group Inc.	—	”	—	US$	5,053	N/A	US$	5,053
	Hartford Finl Svcs Group Inc.	—	”	—	US$	1,351	N/A	US$	1,351
	Hbos Plc Medium Term Sr Nts	—	”	—	US$	3,194	N/A	US$	3,194
	Heller Finl Inc.	—	”	—	US$	1,944	N/A	US$	1,944
	Household Fin Corp.	—	”	—	US$	2,902	N/A	US$	2,902
	Household Fin Corp.	—	”	—	US$	503	N/A	US$	503
	Household Intl Inc.	—	”	—	US$	2,859	N/A	US$	2,859
	Hsbc Fin Corp. Mtn	—	”	—	US$	5,091	N/A	US$	5,091
	Hsbc Usa Inc. New	—	”	—	US$	1,072	N/A	US$	1,072
	Huntington National Bank	—	”	—	US$	1,904	N/A	US$	1,904
	Ing Sec Life Instl Fdg	—	”	—	US$	2,489	N/A	US$	2,489
	Intl Lease Fin Corp. Mtn	—	”	—	US$	4,140	N/A	US$	4,140
	Intl Lease Fin Corp. Mtn	—	”	—	US$	2,972	N/A	US$	2,972
	Jackson Natl Life Global Fdg	—	”	—	US$	1,000	N/A	US$	1,000
	Key Bk Na Med Term Nts Bk Entr	—	”	—	US$	4,400	N/A	US$	4,400
(Continued)

				September 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Kraft Foods Inc.	—	Available-for-sale financial assets	—	US$	750	N/A	US$	750
	Kraft Foods Inc.	—	”	—	US$	1,000	N/A	US$	1,000
	Lehman Brothers Hldgs Inc.	—	”	—	US$	1,625	N/A	US$	1,625
	Lehman Brothers Hldgs Inc.	—	”	—	US$	487	N/A	US$	487
	Lehman Brothers Hldgs Inc.	—	”	—	US$	988	N/A	US$	988
	Lehman Brothers Hldgs Inc.	—	”	—	US$	1,083	N/A	US$	1,083
	Lincoln Natl Corp. In	—	”	—	US$	500	N/A	US$	500
	Merita Bk Ltd. Ny Brh	—	”	—	US$	503	N/A	US$	503
	Merrill Lynch + Co. Inc.	—	”	—	US$	3,441	N/A	US$	3,441
	Merrill Lynch + Co. Inc.	—	”	—	US$	1,982	N/A	US$	1,982
	Merrill Lynch + Co. Inc.	—	”	—	US$	4,872	N/A	US$	4,872
	Mgic Invt Corp.	—	”	—	US$	1,204	N/A	US$	1,204
	Monumental Global Fdg II 2002a	—	”	—	US$	1,000	N/A	US$	1,000
	Monunmetal Global Fdg II	—	”	—	US$	1,965	N/A	US$	1,965
	Morgan Stanley	—	”	—	US$	1,925	N/A	US$	1,925
	Morgan Stanley	—	”	—	US$	2,128	N/A	US$	2,128
	National Westminster Bk Plc	—	”	—	US$	1,329	N/A	US$	1,329
	Nationwide Bldg Soc	—	”	—	US$	3,512	N/A	US$	3,512
	Oracle Corp./Ozark Hldg Inc.	—	”	—	US$	1,976	N/A	US$	1,976
	Pnc Fdg Corp.	—	”	—	US$	1,011	N/A	US$	1,011
	Popular North Amer Inc.	—	”	—	US$	2,915	N/A	US$	2,915
	Principal Finl Group Australia	—	”	—	US$	1,020	N/A	US$	1,020
	Regions Finl Corp. New	—	”	—	US$	2,372	N/A	US$	2,372
	Safeco Corp.	—	”	—	US$	717	N/A	US$	717
	Sbc Communications Inc.	—	”	—	US$	1,039	N/A	US$	1,039
	Sbc Communications Inc.	—	”	—	US$	696	N/A	US$	696
	Scotland Intl Fin B V 144a	—	”	—	US$	1,405	N/A	US$	1,405
	Simon Ppty Group Lp	—	”	—	US$	1,011	N/A	US$	1,011
	Slm Corp. Medium Term Nts	—	”	—	US$	6,045	N/A	US$	6,045
	Sp Powerassests Ltd. Global	—	”	—	US$	968	N/A	US$	968
	Swedbank Sparbanken Svenge Ab	—	”	—	US$	1,001	N/A	US$	1,001
	Washington Mut Inc.	—	”	—	US$	1,692	N/A	US$	1,692
	Washington Mut Inc.	—	”	—	US$	4,505	N/A	US$	4,505
	Wells Fargo + Co. New	—	”	—	US$	2,943	N/A	US$	2,943
	Wells Fargo + Co. New Med Trm	—	”	—	US$	4,308	N/A	US$	4,308
	Westfield Cap Corp. Ltd.	—	”	—	US$	2,007	N/A	US$	2,007

	Agency bond
	Fed Hm Ln Pc Pool 1h2520	—	Available-for-sale financial assets	—	US$	3,238	N/A	US$	3,238
	Fed Hm Ln Pc Pool 1h2524	—	”	—	US$	2,449	N/A	US$	2,449
	Fed Hm Ln Pc Pool 781959	—	”	—	US$	6,405	N/A	US$	6,405
	Federal Home Ln Mtg	—	”	—	US$	3,242	N/A	US$	3,242
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,868	N/A	US$	3,868
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,405	N/A	US$	1,405
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,826	N/A	US$	3,826
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,192	N/A	US$	3,192
(Continued)

				September 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Federal Natl Mtg Assn	—	Available-for-sale financial assets	—	US$	3,431	N/A	US$	3,431
	Federal Natl Mtg Assn	—	”	—	US$	2,870	N/A	US$	2,870
	Federal Natl Mtg Assn	—	”	—	US$	848	N/A	US$	848
	Federal Natl Mtg Assn Gtd	—	”	—	US$	2,580	N/A	US$	2,580
	Fnma Pool 254507	—	”	—	US$	1,760	N/A	US$	1,760
	Fnma Pool 255883	—	”	—	US$	3,546	N/A	US$	3,546
	Fnma Pool 687863	—	”	—	US$	3,007	N/A	US$	3,007
	Fnma Pool 696485	—	”	—	US$	3,358	N/A	US$	3,358
	Fnma Pool 793025	—	”	—	US$	2,555	N/A	US$	2,555
	Fnma Pool 795548	—	”	—	US$	492	N/A	US$	492
	Fnma Pool 806642	—	”	—	US$	1,293	N/A	US$	1,293
	Fnma Pool 813641	—	”	—	US$	3,937	N/A	US$	3,937
	Fnma Pool 815626	—	”	—	US$	3,097	N/A	US$	3,097
	Fnma Pool 816594	—	”	—	US$	2,206	N/A	US$	2,206
	Fnma Pool 825395	—	”	—	US$	2,857	N/A	US$	2,857
	Fnma Pool 825398	—	”	—	US$	4,311	N/A	US$	4,311
	Fnma Pool 841069	—	”	—	US$	3,053	N/A	US$	3,053
	Fnma Pool 879906	—	”	—	US$	1,713	N/A	US$	1,713
	Gnma Ii Pool 081150	—	”	—	US$	656	N/A	US$	656
	Gnma Ii Pool 081153	—	”	—	US$	2,289	N/A	US$	2,289
	Federal Home Ln Bank	—	”	—	US$	3,961	N/A	US$	3,961
	Federal Home Ln Bks	—	”	—	US$	4,953	N/A	US$	4,953
	Federal Home Ln Bks	—	”	—	US$	8,741	N/A	US$	8,741
	Federal Home Ln Bks	—	”	—	US$	4,898	N/A	US$	4,898
	Federal Home Ln Bks	—	”	—	US$	5,847	N/A	US$	5,847
	Federal Home Ln Bks	—	”	—	US$	7,960	N/A	US$	7,960
	Federal Home Ln Bks	—	”	—	US$	6,072	N/A	US$	6,072
	Federal Home Ln Bks	—	”	—	US$	12,258	N/A	US$	12,258
	Federal Home Ln Bks	—	”	—	US$	6,899	N/A	US$	6,899
	Federal Home Ln Bks	—	”	—	US$	7,520	N/A	US$	7,520
	Federal Home Ln Mtg Corp.	—	”	—	US$	9,833	N/A	US$	9,833
	Federal Home Ln Mtg Corp.	—	”	—	US$	5,948	N/A	US$	5,948
	Federal Home Ln Mtg Corp.	—	”	—	US$	6,435	N/A	US$	6,435
	Federal Home Ln Mtg Corp.	—	”	—	US$	14,312	N/A	US$	14,312
	Federal Home Ln Mtg Corp.	—	”	—	US$	9,985	N/A	US$	9,985
	Federal Home Ln Mtg Corp. Mtn	—	”	—	US$	4,937	N/A	US$	4,937
	Federal Home Loan Mtg Assn	—	”	—	US$	4,929	N/A	US$	4,929
	Federal Home Loan Mtg Corp.	—	”	—	US$	4,950	N/A	US$	4,950
	Federal Natl Mtg Assn	—	”	—	US$	5,895	N/A	US$	5,895
	Federal Natl Mtg Assn	—	”	—	US$	7,857	N/A	US$	7,857
	Federal Natl Mtg Assn	—	”	—	US$	19,743	N/A	US$	19,743
	Federal Natl Mtg Assn	—	”	—	US$	14,975	N/A	US$	14,975
	Federal Natl Mtg Assn	—	”	—	US$	10,466	N/A	US$	10,466
	Federal Natl Mtg Assn	—	”	—	US$	6,519	N/A	US$	6,519
	Federal Natl Mtg Assn	—	”	—	US$	7,998	N/A	US$	7,998
	Federal Natl Mtg Assn Mtn	—	”	—	US$	5,304	N/A	US$	5,304
	Federal Natl Mtg Assn Mtn	—	”	—	US$	5,561	N/A	US$	5,561
	Freddie Mac	—	”	—	US$	4,440	N/A	US$	4,440
(Continued)

				September 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Corporate issued asset-backed securities
	American Home Mtg Invt Tr	—	Available-for-sale financial assets	—	US$	199	N/A	US$	199
	Americredit Auto Rec Tr	—	”	—	US$	1,007	N/A	US$	1,007
	Americredit Automobile Rec Tr	—	”	—	US$	1,992	N/A	US$	1,992
	Americredit Automobile Rec Tr	—	”	—	US$	2,602	N/A	US$	2,602
	Americredit Automobile Rec Tr	—	”	—	US$	3,274	N/A	US$	3,274
	Americredit Automobile Receiva	—	”	—	US$	4,967	N/A	US$	4,967
	Americredit Automobile Receivb	—	”	—	US$	3,430	N/A	US$	3,430
	Banc Amer Coml Mtg Inc.	—	”	—	US$	3,120	N/A	US$	3,120
	Bear Stearns Alt A Tr	—	”	—	US$	702	N/A	US$	702
	Bear Stearns Arm Tr	—	”	—	US$	1,951	N/A	US$	1,951
	Bear Stearns Arm Tr	—	”	—	US$	3,569	N/A	US$	3,569
	Bear Stearns Coml Mtg Secs Inc.	—	”	—	US$	6,360	N/A	US$	6,360
	Capital Auto Receivables Asset	—	”	—	US$	3,252	N/A	US$	3,252
	Capital One Auto Fin Tr	—	”	—	US$	2,619	N/A	US$	2,619
	Capital One Auto Fin Tr	—	”	—	US$	2,985	N/A	US$	2,985
	Capital One Auto Fin Tr	—	”	—	US$	5,010	N/A	US$	5,010
	Capital One Multi Asset Execut	—	”	—	US$	3,939	N/A	US$	3,939
	Capital One Multi Asset Execut	—	”	—	US$	2,968	N/A	US$	2,968
	Capitial One Prime Auto Receiv	—	”	—	US$	2,780	N/A	US$	2,780
	Caterpillar Finl Asset Tr	—	”	—	US$	3,237	N/A	US$	3,237
	Cbass Tr	—	”	—	US$	4,270	N/A	US$	4,270
	Cendant Rent Car Fdg Aesop Llc	—	”	—	US$	5,349	N/A	US$	5,349
	Citibank Cr Card Issuance Tr	—	”	—	US$	9,820	N/A	US$	9,820
	Cnh Equip Tr	—	”	—	US$	2,810	N/A	US$	2,810
	Credit Suisse First Boston Mtg	—	”	—	US$	3,746	N/A	US$	3,746
	Credit Suisse First Boston Mtg	—	”	—	US$	3,582	N/A	US$	3,582
	Credit Suisse First Boston Mtg	—	”	—	US$	572	N/A	US$	572
	Cwabs Inc.	—	”	—	US$	292	N/A	US$	292
	Cwabs Inc.	—	”	—	US$	605	N/A	US$	605
	Drive Auto Receivables Tr	—	”	—	US$	3,192	N/A	US$	3,192
	First Horizon Abs Tr	—	”	—	US$	602	N/A	US$	602
	First Union Lehman Bros Mtg Tr	—	”	—	US$	1,953	N/A	US$	1,953
	Ford Credit Auto Owner Trust	—	”	—	US$	4,338	N/A	US$	4,338
	Ge Cap Cr Card Master Nt Tr	—	”	—	US$	2,855	N/A	US$	2,855
	Gs Mtg Secs Corp.	—	”	—	US$	4,149	N/A	US$	4,149
	Gsamp Tr	—	”	—	US$	4,263	N/A	US$	4,263
	Harley Davidson Motorcycle Tr	—	”	—	US$	5,832	N/A	US$	5,832
	Hertz Veh Fing Llc	—	”	—	US$	5,322	N/A	US$	5,322
	Home Equity Mtg Tr 2006 4	—	”	—	US$	4,233	N/A	US$	4,233
	Hsbc Automotive Tr	—	”	—	US$	2,982	N/A	US$	2,982
	Hyundai Auto Receivables Tr	—	”	—	US$	2,938	N/A	US$	2,938
	Hyundai Auto Receivables Tr	—	”	—	US$	3,933	N/A	US$	3,933
	Impac Cmb Tr	—	”	—	US$	436	N/A	US$	436
	Impac Cmb Tr	—	”	—	US$	299	N/A	US$	299
(Continued)

				September 30, 2006
								Market Value or
Held Company		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	Net Asset Value
Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Lb Ubs Coml Mtg Tr	—	Available-for-sale financial assets	—	US$	3,585	N/A	US$	3,585
	Long Beach Mtg Ln Tr	—	”	—	US$	3,204	N/A	US$	3,204
	Massachusetts Rrb Spl Purp Tr	—	”	—	US$	3,405	N/A	US$	3,405
	Merrill Lynch Mtg Invs Inc.	—	”	—	US$	6,289	N/A	US$	6,289
	Navistar Finl 2003 A Owner Tr	—	”	—	US$	3,585	N/A	US$	3,585
	Nissan Auto Receivables	—	”	—	US$	707	N/A	US$	707
	Nomura Asset Accep Corp.	—	”	—	US$	4,160	N/A	US$	4,160
	Onyx Accep Owner Tr	—	”	—	US$	4,541	N/A	US$	4,541
	Pg+E Energy Recovery Fdg Llc	—	”	—	US$	4,406	N/A	US$	4,406
	Providian Gateway Owner Tr	—	”	—	US$	3,931	N/A	US$	3,931
	Reliant Energy Transition Bd	—	”	—	US$	2,483	N/A	US$	2,483
	Residential Asset Mtg Prods	—	”	—	US$	2,539	N/A	US$	2,539
	Sequoia Mtg Tr	—	”	—	US$	598	N/A	US$	598
	Sequoia Mtg Tr	—	”	—	US$	654	N/A	US$	654
	Sequoia Mtg Tr	—	”	—	US$	809	N/A	US$	809
	Structured Adj Rate Mtg Ln Tr	—	”	—	US$	1,521	N/A	US$	1,521
	Structured Adj Rate Mtg Ln Tr	—	”	—	US$	507	N/A	US$	507
	Terwin Mtg Tr	—	”	—	US$	4,065	N/A	US$	4,065
	Tw Hotel Fdg 2005 Llc	—	”	—	US$	4,115	N/A	US$	4,115
	Txu Elec Delivery Transition	—	”	—	US$	2,649	N/A	US$	2,649
	Wamu Tr	—	”	—	US$	999	N/A	US$	999
	Washington Mut Mtg Pass	—	”	—	US$	1,953	N/A	US$	1,953
	Wells Fargo Finl Auto Owner Tr	—	”	—	US$	5,256	N/A	US$	5,256
	Wells Fargo Mtg Backed Secs	—	”	—	US$	755	N/A	US$	755
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	2,974	N/A	US$	2,974
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	3,474	N/A	US$	3,474
	Wfs Finl 2004 4 Owner Tr	—	”	—	US$	1,277	N/A	US$	1,277
	Wfs Finl 2005 2 Oner Tr	—	”	—	US$	2,225	N/A	US$	2,225
	Whole Auto Ln Tr	—	”	—	US$	1,555	N/A	US$	1,555
	Money market funds
	SSGA Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	6,396	N/A	US$	6,396
(Concluded)

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

											Disposal (Note1)							Ending Balance
					Beginning Balance			Acquisition						Carrying Value		Gain (Loss) on			Amount (US$
Company	Marketable Securities Type	Financial Statement		Nature of	Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		(US$		Disposal (US$		Shares/Units	in Thousands)
Name	and Name	Account	Counter-party	Relationship	Thousands)	in Thousands)		Thousands)	in Thousands)		Thousands)	in Thousands)		in Thousands)		in Thousands)		(In Thousands)	(Note2)
The Company	Government bond
	United States Treas Nts	Available-for-sale financial assets	—	—	—	US$	46,173	—	US$	268,521	—	US$	304,524	US$	305,133	US$	(609)	—	US$	5,944
	Kreditanatalt Fur Wiederaufbau	”	—	—	—	US$	6,881	—		—	—	US$	6,866	US$	6,881	US$	(15)	—		—
	2004 Government Bond Series B	”	KGI Securities Co., Ltd. and several financial institutions	—	—		$—	—		$1,005,115	—		$—		$—		$—	—		$1,003,371
	2006 Government Bond Series D	Held-to-maturity financial assets	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		3,658,659	—		—		—		—	—		3,658,687
	2005 Government Bond Series A	”	KGI Securities Co., Ltd. and several financial institutions	—	—		2,548,977	—		499,084	—		—		—		—	—		3,049,206
	2003 Government Bond Series B	”	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		1,647,823	—		—		—		—	—		1,647,828
	2003 Asian development Bank Govt. Bond Series A-11	”	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		827,820	—		—		—		—	—		831,028
	European Investment Bank Bonds	”	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		367,600	—		—		—		—	—		370,374
	2004 Kaohsiung Municipal Bond Series B	”	KGI Securities Co., Ltd. and several financial institutions	—	—		—	—		249,998	—		—		—		—	—		249,998

	Open-end mutual funds
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	3,764		610,864	18,455		$3,000,000	—		—		—		—	22,219		3,643,097
	ABN AMRO Bond Fund	”	ABN-AMRO Securities Investment Trust (Taiwan) Ltd.	—	134,906		2,004,862	40,250		600,000	—		—		—		—	175,156		2,630,053
	Fuh Hwa Bond	”	Fuh Hwa Investment Trust Co.	—	—		—	125,122		1,655,781	—		—		—		—	125,122		1,661,927
	Prudential Financial Bond Fund	”	Reliance Securities Investment Trust Co., Ltd.	—	—		—	103,751		1,500,000	—		—		—		—	103,751		1,510,993
	Cathay Bond	”	Cathay Securities Investment Trust Co., Ltd.	—	—		—	122,762		1,400,000	—		—		—		—	122,762		1,410,843
	NITC Taiwan Bond	”	National Investment Trust Co., Ltd.	—	—		—	93,312		1,300,000	—		—		—		—	93,312		1,310,068
	JF Taiwan Bond Fund	”	JF Asset Management (Taiwan) Ltd.	—	62,009		933,430	13,277		200,000	—		—		—		—	75,286		1,144,625
	Dresdner Bond DAM Fund	”	Allianz Dresdner Securities Investment Consulting Co., Ltd.	—	69,303		792,068	34,914		400,000	8,664		100,000		99,103		897	95,553		1,103,240
	JF Taiwan First Bond Fund	”	JF Asset Management (Taiwan) Ltd.	—	63,131		875,416	14,399		200,000	—		—		—		—	77,530		1,085,714
	ABN AMRO Select Bond Fund	”	ABN-AMRO Securities Investment Trust (Taiwan) Ltd.	—	18,235		203,860	93,738		1,050,000	17,723		200,000		198,469		1,531	94,250		1,064,534
	Shinkong Chi Shin Bond Fund	”	Shinkong Securities Investment Trust (Taiwan) Ltd.	—	55,063		778,482	17,617		250,000	—		—		—		—	72,680		1,037,545
	ABN AMRO Income	”	ABN-AMRO Securities Investment Trust (Taiwan) Ltd.	—	—		—	63,947		1,000,000	—		—		—		—	63,947		1,008,483
(Continued)

											Disposal (Note1)							Ending Balance
					Beginning Balance			Acquisition						Carrying Value		Gain (Loss) on			Amount (US$
Company	Marketable Securities Type	Financial Statement		Nature of	Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		(US$ in		Disposal (US$		Shares/Units	in Thousands)
Name	and Name	Account	Counter-party	Relationship	Thousands)	in Thousands)		Thousands)	in Thousands)		Thousands)	in Thousands)		Thousands)		in Thousands)		(In Thousands)	(Note2)
	President James Bond	Available-for-sale financial assets	Uni-President Assets Management Corp.	—	—		$—	72,002		$1,100,000	6,506		$100,000		$99,401		$599	65,496		$1,006,962
	Taishin Lucky Fund	”	Taishin Securities Investment Trust (Taiwan) Ltd.	—	—		—	78,624		800,000	—		—		—		—	78,624		803,580
	HSBC Taiwan Money Management	”	HSBC Investment (Taiwan) Ltd.	—	—		—	47,667		700,000	13,573		200,007		199,327		680	34,093		504,512
	TIIM High Yield	”	Taiwan International Securities Corp.	—	—		—	48,743		600,000	12,127		150,000		149,276		724	36,616		452,912
	Invesco R.O.C.Bond Fund	”	Invesco Taiwan Ltd.	—	—		—	44,180		500,000	8,821		100,000		99,833		167	35,359		402,408
	Fuhwa Albatross Fund	”	Fuh Hwa Investment Trust Co.	—	—		—	89,510		1,000,000	89,510		1,005,781		1,000,000		5,781	—	—

	Corporate bond
	Taiwan Power Company	Held-to-maturity financial assets	KGI Securities Co., Ltd.	—	—		3,263,349	—		1,690,567	—		—		—		—	—		4,384,931
	Formosa Petrochemical Corporation	”	KGI Securities Co., Ltd.	—	—		1,093,283	—		2,294,348	—		—		—		—	—		3,089,119
	Nan Ya Plastics Corporation	”	KGI Securities Co., Ltd.	—	—		2,150,842	—		1,097,948	—		—		—		—	—		2,975,056
	China Steel Corporation	”	KGI Securities Co., Ltd.	—	—		1,010,532	—		1,000,000	—		—		—		—	—		1,600,753
	Chinese Petroleum Corporation	”	KGI Securities Co., Ltd. and several financial institutions	—	—		705,436	—		1,000,441	—		—		—		—	—		1,452,529
	Formosa Plastic Corporation	”	KGI Securities Co., Ltd. and several financial institutions	—	—		268,855	—		380,260	—		—		—		—	—		515,430
	Shanghai Commercial & Saving Bank	”	KGI Securities Co., Ltd.	—	—		—	—		284,448	—		—		—		—	—		284,950
	Hua Nan Bank	Available-for-sale financial assets	HSBC	—	—		—	—		1,526,049	—		—		—		—	—		1,539,139
	Cathay United Bank	”	HSBC and other financial institutions	—	—		—	—		1,144,877	—		—		—		—	—		1,154,464
	Formosa Petrochemical Corporation	”	KGI Securities Co., Ltd.	—	—		—	—		397,076	—		—		—		—	—		397,646
	Taiwan Power Company	”	KGI Securities Co., Ltd.	—	—		—	—		298,918	—		—		—		—	—		299,185
	American Express Co.	”	—	—	—	US$	3,550	—		—	—	US$	3,431	US$	3,550	US$	(119)	—	—
	American Gen Fin Corp. Mtn	”	—	—	—		—	—	US$	3,415	—		—		—		—	—	US$	3,442
	American Honda Fin Corp. Mtn	”	—	—	—		—	—	US$	3,087	—		—		—		—	—	US$	3,092
	American Honda Fin Corp. Mtn	”	—	—	—	US$	3,800	—		—	—	US$	3,004	US$	3,000	US$	4	—	US$	802
	Bank One Corp.	”	—	—	—		—	—	US$	3,326	—	US$	3,325	US$	3,326	US$	(1)	—	—
	Bear Stearns Cos Inc.	”	—	—	—	US$	3,329	—		—	—	US$	3,340	US$	3,329	US$	11	—	—
	Bear Stearns Cos Inc.	”	—	—	—	US$	3,757	—		—	—	US$	3,575	US$	3,757	US$	(182)	—	—
	Cargill Inc.	”	—	—	—		—	—	US$	3,337	—		—		—		—	—	US$	3,385
	Caterpillar Finl Svcs Mtn	”	—	—	—	US$	5,721	—		—	—	US$	5,761	US$	5,721	US$	40	—	—
	Chase Manhattan Corp. New	”	—	—	—	US$	1,628	—	US$	3,540	—	US$	1,526	US$	1,628	US$	(102)	—	US$	3,566
	Countrywide Home Lns Inc.	”	—	—	—	US$	5,210	—		—	—	US$	5,001	US$	5,210	US$	(209)	—	—
	Credit Suisse Fb USA Inc.	”	—	—	—	US$	4,141	—		—	—	US$	4,003	US$	4,141	US$	(138)	—	—
	Deere John Cap Corp.	”	—	—	—		—	—	US$	4,911	—	US$	4,899	US$	4,911	US$	(12)	—	—
	Deere John Cap Corp.	”	—	—	—	US$	5,079	—		—	—	US$	5,013	US$	5,079	US$	(66)	—	—
	European Invt Bk	”	—	—	—	US$	3,918	—		—	—	US$	3,930	US$	3,918	US$	12	—	—
	European Invt Bk	”	—	—	—		—	—	US$	5,995	—	US$	5,994	US$	5,995	US$	(1)	—	—
	European Invt Bk	”	—	—	—	US$	8,315	—		—	—	US$	8,002	US$	8,315	US$	(313)	—	—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	7,937	—	US$	7,937	US$	7,937		—	—	—
	General Elec Cap Corp. Mtn	”	—	—	—		—	—	US$	3,351	—		—		—		—	—	US$	3,409
	General Elec Cap Corp. Mtn	”	—	—	—	US$	8,862	—		—	—	US$	8,716	US$	8,862	US$	(146)	—	—
	Genworth Finl Inc.	”	—	—	—	US$	3,412	—		—	—	US$	3,415	US$	3,412	US$	3	—	—
	Goldman Sachs Group Inc.	”	—	—	—	US$	4,981	—		—	—	US$	4,941	US$	4,981	US$	(40)	—	—
	Hancock John Global Fdg Ii Mtn	”	—	—	—	US$	3,566	—		—	—	US$	3,486	US$	3,566	US$	(80)	—	—
	Hancock John Global Fdg Ii Mtn	”	—	—	—		—	—	US$	3,808	—		—		—		—	—	US$	3,812
	Hartford Finl Svcs Group Inc.	”	—	—	—		—	—	US$	5,016	—	US$	5,048	US$	5,016	US$	32	—	—
	Hbos Plc Medium Term Sr Nts	”			—	US$	3,201	—		—	—	US$	3,182	US$	3,201	US$	(19)	—	—
(Continued)

											Disposal (Note1)							Ending Balance
					Beginning Balance			Acquisition						Carrying Value		Gain (Loss) on			Amount (US$
Company	Marketable Securities Type	Financial Statement		Nature of	Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		(US$		Disposal (US$		Shares/Units	in Thousands)
Name	and Name	Account	Counter-party	Relationship	Thousands)	in Thousands)		Thousands)	in Thousands)		Thousands)	in Thousands)		in Thousands)		in Thousands)		(In Thousands)	(Note2)
	Hewlett Packard Co.	Available-for-sale financial assets	—	—	—	US$	3,373	—	US$	—	—	US$	3,177	US$	3,373	US$	(196)	—	US$	—
	Hsbc Fin Corp. Mtn	”	—	—	—	US$	5,097	—		—	—	US$	5,066	US$	5,097	US$	(31)	—		—
	Intl Lease Fin Corp. Mtn	”	—	—	—	US$	2,471	—	US$	4,100	—	US$	6,578	US$	6,571	US$	7	—		—
	Jp Morgan Chase + Co.	”	—	—	—	US$	3,663	—		—	—	US$	3,519	US$	3,663	US$	(144)	—		—
	Key Bk Na Med Term Nts Bk Entry	”	—	—	—	US$	4,450	—		—	—	US$	4,393	US$	4,450	US$	(57)	—		—
	Keycorp Mtn Book Entry	”	—	—	—	US$	3,500	—		—	—	US$	3,508	US$	3,500	US$	8	—		—
	Keycorp Mtn Book Entry	”	—	—	—		—	—	US$	3,006	—		—		—		—	—	US$	3,013
	Merrill Lynch + Co. Inc.	”	—	—	—	US$	3,486	—		—	—	US$	3,426	US$	3,486	US$	(60)	—		—
	Merrill Lynch + Co. Inc.	”	—	—	—	US$	4,900	—		—	—	US$	4,842	US$	4,900	US$	(58)	—		—
	Monumental Global Fdg Ii 2	”	—	—	—		—	—	US$	3,348	—		—		—		—	—	US$	3,391
	Morgan Stanley Group Inc.	”	—	—	—	US$	4,507	—		—	—	US$	4,386	US$	4,507	US$	(121)	—		—
	Nationwide Bldg Soc	”	—	—	—	US$	3,457	—		—	—	US$	3,495	US$	3,457	US$	38	—		—
	Nationwide Bldg Soc Mtn	”	—	—	—	US$	3,000	—		—	—	US$	3,004	US$	3,000	US$	4	—		—
	Nationwide Life Global Fdg I	”	—	—	—		—	—	US$	3,491	—		—		—		—	—	US$	3,517
	Nucor Corp.	”	—	—	—		—	—	US$	3,828	—		—		—		—	—	US$	3,810
	Praxair Inc.	”	—	—	—		—	—	US$	3,180	—		—		—		—	—	US$	3,152
	Pricoa Global Fdg 1 Mtn	”	—	—	—	US$	3,500	—		—	—	US$	3,504	US$	3,500	US$	4	—		—
	Pricoa Global Fdg I Mtn	”	—	—	—		—	—	US$	3,394	—		—		—		—	—	US$	3,400
	Santander Us Debt S A Uniperso	”	—	—	—	US$	4,998	—		—	—	US$	4,957	US$	4,998	US$	(41)	—		—
	Slm Corp. Medium Term Nts	”	—	—	—	US$	2,950	—	US$	6,012	—	US$	6,012	US$	6,012		—	—	US$	2,934
	Suntrust Bk Atlanta Ga Medium	”	—	—	—		—	—	US$	3,409	—		—		—		—	—	US$	3,444
	Washington Mut Inc.	”	—	—	—	US$	4,735	—		—	—	US$	4,505	US$	4,735	US$	(230)	—		—
	Wells Fargo + Co. New	”	—	—	—	US$	3,697	—		—	—	US$	3,512	US$	3,697	US$	(185)	—		—
	Wells Fargo + Co. New	”	—	—	—		—	—	US$	6,076	—	US$	6,073	US$	6,076	US$	(3)	—		—
	Agency bonds
	Federal Farm Cr Bks	Available-for-sale financial assets	—	—	—	US$	3,985	—		—	—	US$	3,940	US$	3,985	US$	(45)	—		—
	Federal Home Ln Bank	”	—	—	—	US$	3,962	—		—	—	US$	3,955	US$	3,962	US$	(7)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	6,110	—		—	—	US$	6,061	US$	6,110	US$	(49)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	7,886	—		—	—	US$	7,960	US$	7,886	US$	74	—		—
	Federal Home Ln Bks	”	—	—	—	US$	3,932	—		—	—	US$	3,980	US$	3,932	US$	48	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,927	—		—	—	US$	4,930	US$	4,927	US$	3	—		—
	Federal Home Ln Bks	”	—	—	—	US$	3,976	—		—	—	US$	3,964	US$	3,976	US$	(12)	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	8,628	—	US$	8,716	US$	8,628	US$	88	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,136	—		—	—	US$	4,140	US$	4,136	US$	4	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,939	—		—	—	US$	4,872	US$	4,939	US$	(67)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	4,965	—		—	—	US$	4,944	US$	4,965	US$	(21)	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	5,740	—	US$	5,825	US$	5,740	US$	(85)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	7,558	—		—	—	US$	7,515	US$	7,558	US$	(43)	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	4,823	—		—		—		—	—	US$	4,881
	Federal Home Ln Bks	”	—	—	—	US$	8,594	—		—	—	US$	8,519	US$	8,594	US$	(75)	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	12,227	—	US$	12,233	US$	12,227	US$	6	—		—
	Federal Home Ln Bks	”	—	—	—	US$	3,972	—		—	—	US$	3,951	US$	3,972	US$	(21)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	7,887	—		—	—	US$	7,758	US$	7,887	US$	(129)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	19,846	—		—	—	US$	19,800	US$	19,846	US$	(46)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	6,908	—		—	—	US$	6,881	US$	6,908	US$	(27)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	9,134	—		—	—	US$	8,968	US$	9,134	US$	(166)	—		—
	Federal Home Ln Bks	”	—	—	—	US$	3,379	—		—	—	US$	3,296	US$	3,379	US$	(83)	—		—
	Federal Home Ln Bks	”	—	—	—		—	—	US$	7,490	—	US$	7,490	US$	7,490		—	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	9,997	—		—	—	US$	9,788	US$	9,997	US$	(209)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	6,980	—		—	—	US$	6,941	US$	6,980	US$	(39)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	5,929	—		—	—	US$	5,930	US$	5,929	US$	1	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	6,415	—	US$	6,410	US$	6,415	US$	(5)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	14,175	—	US$	14,269	US$	14,175	US$	94	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	9,974	—	US$	9,929	US$	9,974	US$	(45)	—		—
	Federal Home Ln Mtg Corp. Mtn	”	—	—	—	US$	4,930	—		—	—	US$	4,912	US$	4,930	US$	(18)	—		—
	Federal Home Loan Bank	”	—	—	—	US$	3,475	—		—	—	US$	3,459	US$	3,475	US$	(16)	—		—
		”
(Continued)

											Disposal (Note1)							Ending Balance
					Beginning Balance			Acquisition						Carrying Value		Gain (Loss) on			Amount (US$
Company	Marketable Securities Type	Financial Statement		Nature of	Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		(US$		Disposal (US$		Shares/Units	in Thousands)
Name	and Name	Account	Counter-party	Relationship	Thousands)	in Thousands)		Thousands)	in Thousands)		Thousands)	in Thousands)		in Thousands)		in Thousands)		(In Thousands)	(Note2)
	Federal Home Loan Mtg Assn	Available-for-sale financial assets	—	—	—	US$	4,847	—	US$	—	—	US$	4,901	US$	4,847	US$	54	—	US$	—
	Federal Home Loan Mtg Corp.	”	—	—	—	US$	4,903	—		—	—	US$	4,927	US$	4,903	US$	24	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	8,971	—		—	—	US$	8,940	US$	8,971	US$	(31)	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	4,921	—		—	—	US$	4,916	US$	4,921	US$	(5)	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	7,892	—		—	—	US$	7,908	US$	7,892	US$	16	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	4,943	—		—	—	US$	4,944	US$	4,943	US$	1	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	17,888	—		—	—	US$	17,782	US$	17,888	US$	(106)	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	5,928	—		—	—	US$	5,885	US$	5,928	US$	(43)	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	7,800	—	US$	7,832	US$	7,800	US$	32	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	7,926	—		—	—	US$	7,834	US$	7,926	US$	(92)	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	19,539	—	US$	19,702	US$	19,539	US$	162	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	14,901	—	US$	14,931	US$	14,901	US$	30	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	10,430	—	US$	10,459	US$	10,430	US$	29	—		—
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	7,966	—	US$	7,979	US$	7,966	US$	13	—		—
	Federal Natl Mtg Assn Medium	”	—	—	—		—	—	US$	3,353	—		—		—		—	—	US$	3,406
	Federal Natl Mtg Assn Mtn	”	—	—	—	US$	9,758	—		—	—	US$	9,781	US$	9,758	US$	23	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	—	US$	7,000	—		—	—	US$	6,925	US$	7,000	US$	(75)	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	—	US$	15,787	—		—	—	US$	15,851	US$	15,787	US$	64	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	—		—	—	US$	5,255	—	US$	5,292	US$	5,255	US$	37	—		—
	Federal Natl Mtg Assn Mtn	”	—	—	—	US$	5,740	—		—	—	US$	5,562	US$	5,740	US$	(178)	—		—
	Freddie Mac	”	—	—	—		—	—	US$	9,391	—	US$	9,314	US$	9,391	US$	(77)	—		—
	Tennessee Valley Auth	”	—	—	—		—	—	US$	6,039	—		—		—		—	—	US$	6,036
	Fed Hm Ln Pc Pool 1h2520	”	—	—	—	US$	3,753	—		—	—	US$	3,329	US$	3,345	US$	(16)	—		—
	Fed Hm Ln Pc Pool 781959	”	—	—	—	US$	7,112	—		—	—	US$	6,577	US$	6,553	US$	24	—		—
	Fed Hm Ln Pc Pool M80855	”	—	—	—		—	—	US$	3,882	—		—		—		—	—	US$	3,412
	Federal Home Ln Mtg	”	—	—	—	US$	3,848	—		—	—	US$	3,308	US$	3,336	US$	(28)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	3,898	—		—		—		—	—	US$	3,917
	Federal Home Ln Mtg Corp.	”	—	—	—	US$	6,096	—		—	—	US$	4,316	US$	4,424	US$	(108)	—		—
	Federal Home Ln Mtg Corp.	”	—	—	—		—	—	US$	4,962	—		—		—		—	—	US$	4,761
	Federal Home Ln Mtg Corp	”	—	—	—		—	—	US$	3,351	—		—		—		—	—	US$	3,357
	Federal Home Ln Mtg Corp	”	—	—	—		—	—	US$	4,317	—		—		—		—	—	US$	3,964
	Federal Home Ln Mtg Corp	”	—	—	—	US$	4,902	—		—	—	US$	4,069	US$	4,159	US$	(90)	—		—
	Federal Home Ln Mtg Corp	”	—	—	—	US$	3,755	—		—	—	US$	3,308	US$	3,362	US$	(54)	—		—
	Federal Home Ln Mtg Corp	”	—	—	—		—	—	US$	4,481	—		—		—		—	—	US$	4,238
	Federal Home Ln Mtg Corp	”	—	—	—		—	—	US$	3,349	—		—		—		—	—	US$	3,183
	Federal Home Ln Mtg Corp	”	—	—	—		—	—	US$	3,857	—		—		—		—	—	US$	3,818
	Federal Home Ln Mtg Corp	”	—	—	—		—	—	US$	5,380	—		—		—		—	—	US$	4,671
	Federal Home Ln Mtg Corp	”	—	—	—		—	—	US$	4,631	—		—		—		—	—	US$	4,548
	Federal Home Ln Mtg Corp	”	—	—	—		—	—	US$	4,488	—		—		—		—	—	US$	4,478
	Federal Home Loan Mtg	”	—	—	—		—	—	US$	5,009	—		—		—		—	—	US$	4,976
	Federal Natl Mtg Assn	”	—	—	—	US$	4,030	—		—	—	US$	3,515	US$	3,568	US$	(53)	—		—
	Federal Natl Mtg Assn	”	—	—	—	US$	4,051	—		—	—	US$	3,131	US$	3,196	US$	(65)	—		—
	Fnma Pool 255883	”	—	—	—	US$	3,771	—		—	—	US$	3,559	US$	3,581	US$	(22)	—		—
	Fnma Pool 696485	”	—	—	—	US$	4,175	—		—	—	US$	3,393	US$	3,403	US$	(10)	—		—
	Fnma Pool 813641	”	—	—	—		—	—	US$	3,906	—	US$	3,916	US$	3,906	US$	10	—		—
	Fnma Pool 815626	”	—	—	—	US$	3,622	—		—	—	US$	3,189	US$	3,203	US$	(14)	—		—
	Fnma Pool 825398	”	—	—	—	US$	4,949	—		—	—	US$	4,562	US$	4,672	US$	(110)	—		—
	Fnma Pool 841069	”	—	—	—	US$	3,673	—		—	—	US$	3,134	US$	3,156	US$	(22)	—		—
	Corporate issued asset-backed securities
	Americredit Automobile Rec Tr	Available-for-sale financial assets	—	—	—		—	—	US$	3,249	—	US$	3,261	US$	3,249	US$	12	—		—
	Americredit Automobile Receiva	”	—	—	—	US$	5,000	—		—	—	US$	4,959	US$	5,000	US$	(41)	—		—
	Americredit Automobile Receivb	”	—	—	—	US$	4,949	—		—	—	US$	3,826	US$	3,856	US$	(30)	—		—
	Banc Amer Coml Mtg Inc.	”	—	—	—	US$	4,462	—		—	—	US$	3,254	US$	3,325	US$	(71)	—		—
	Bear Stearns Arm Tr	”	—	—	—		—	—	US$	3,826	—	US$	3,597	US$	3,609	US$	(12)	—		—
	Bear Stearns Coml Mtg Secs Inc.	”	—	—	—	US$	6,350	—		—	—	US$	6,362	US$	6,350	US$	12	—		—
	Capital Auto Receivables Asset	”	—	—	—		—	—	US$	3,250	—	US$	3,232	US$	3,250	US$	(18)	—		—
	Capital One Auto Fin Tr	”	—	—	—		—	—	US$	5,000	—	US$	5,008	US$	5,000	US$	8	—		—

(Continued)

					Beginning Balance			Acquisition			Disposal (Note1)							Ending Balance
														Carrying Value		Gain (Loss) on			Amount (US$
Company	Marketable Securities Type			Nature of	Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		(US$		Disposal (US$		Shares/Units	in Thousands)
Name	and Name	Financial Statement Account	Counter-party	Relationship	Thousands)	in Thousands)		Thousands)	in Thousands)		Thousands)	in Thousands)		in Thousands)		in Thousands)		(In Thousands)	(Note2)
	Capital One Multi Asset Execut	Available-for-sale financial assets	—	—	—	US$	3,974	—	US$	—	—	US$	3,932	US$	3,974	US$	(42)	—	US$	—
	Caterpillar Finl Asset Tr	"	—	—	—	US$	8,219	—		—	—	US$	3,218	US$	3,299	US$	(81)	—	US$	4,904
	Cendant Rent Car Fdg Aesop LLC	"	—	—	—	US$	11,626	—		—	—	US$	7,482	US$	7,649	US$	(167)	—	US$	3,926
	Cit Equip Coll Tr	"	—	—	—		—	—	US$	3,975	—		—		—		—	—	US$	3,996
	Citibank Cr Card Issuance Tr	"	—	—	—	US$	9,782	—		—	—	US$	9,797	US$	9,782	US$	15	—		—
	Cnh Equip Tr	"	—	—	—	US$	5,000	—		—	—	US$	3,457	US$	3,500	US$	(43)	—		—
	Credit Suisse First Boston Mtg	"	—	—	—		—	—	US$	3,750	—	US$	3,728	US$	3,750	US$	(22)	—		—
	Credit Suisse First Boston Mtg	"	—	—	—		—	—	US$	4,773	—		—		—		—	—	US$	4,816
	Credit Suisse First Boston Mtg	"	—	—	—		—	—	US$	3,572	—	US$	3,566	US$	3,572	US$	(6)	—		—
	Drive Auto Receivables Tr	"	—	—	—	US$	3,200	—		—	—	US$	3,182	US$	3,200	US$	(18)	—		—
	Federal Natl Mtg Assn	"	—	—	—		—	—	US$	4,828	—		—		—		—	—	US$	4,701
	Ford Cr Auto Owner Tr	"	—	—	—	US$	10,908	—	US$	—	—	US$	4,181	US$	4,225	US$	(44)	—	US$	1,886
	Gs Mtg Secs Corp.	"	—	—	—		—	—	US$	4,150	—	US$	4,134	US$	4,150	US$	(16)	—		—
	Gsamp Tr	"	—	—	—		—	—	US$	4,250	—	US$	4,241	US$	4,250	US$	(9)	—		—
	Harley Davidson Motorcycle Tr	"	—	—	—	US$	5,999	—		—	—	US$	5,793	US$	5,999	US$	(206)	—		—
	Hertz Veh Fing Llc	"	—	—	—	US$	5,350	—		—	—	US$	5,284	US$	5,350	US$	(66)	—		—
	Home Equity Mtg Tr 2006 4	"	—	—	—		—	—	US$	4,200	—	US$	4,200	US$	4,200		—	—		—
	Hyundai Auto Receivables Tr	"	—	—	—	US$	3,999	—		—	—	US$	3,904	US$	3,999	US$	(95)	—		—
	Lb Ubs Coml Mtg Tr	"	—	—	—	US$	4,001	—		—	—	US$	3,733	US$	3,779	US$	(46)	—		—
	Long Beach Mtg Ln Tr	"	—	—	—		—	—	US$	3,200	—	US$	3,195	US$	3,200	US$	(5)	—		—
	Massachusetts Rrb Spl Purp Tr	"	—	—	—	US$	3,900	—		—	—	US$	3,830	US$	3,900	US$	(70)	—		—
	Mastr Asset Backed Secs Tr	"	—	—	—	US$	3,499	—		—	—	US$	3,083	US$	3,079	US$	4	—		—
	Merrill Lynch Mtg Invs Inc.	"	—	—	—		—	—	US$	6,665	—	US$	6,561	US$	6,558	US$	3	—		—
	Navistar Finl 2003 A Owner Tr	"	—	—	—	US$	4,928	—		—	—	US$	3,994	US$	4,035	US$	(41)	—		—
	Nissan Auto Receivables	"	—	—	—	US$	7,000	—		—	—	US$	6,132	US$	6,194	US$	(62)	—		—
	Nomura Asset Accep Corp.	"	—	—	—		—	—	US$	4,150	—	US$	4,144	US$	4,150	US$	(6)	—		—
	Onyx Accep Owner Tr	"	—	—	—	US$	4,913	—		—	—	US$	4,885	US$	4,913	US$	(28)	—		—
	Pg+E Energy Recovery Fdg Llc	"	—	—	—	US$	4,749	—		—	—	US$	4,646	US$	4,749	US$	(103)	—		—
	Providian Gateway Owner Tr	"	—	—	—	US$	3,992	—		—	—	US$	3,911	US$	3,992	US$	(81)	—		—
	Reliant Energy Transition Bd	"	—	—	—	US$	4,973	—		—	—	US$	3,994	US$	4,162	US$	(168)	—		—
	Terwin Mtg Tr	"	—	—	—		—	—	US$	4,050	—	US$	4,033	US$	4,050	US$	(17)	—		—
	Toyota Auto Receivables 2003 B	"	—	—	—	US$	4,970	—		—	—	US$	4,962	US$	4,970	US$	(8)	—		—
	Tw Hotel Fdg 2005 Llc	"	—	—	—	US$	8,197	—			—	US$	8,216	US$	8,197	US$	19	—		—
	Usaa Auto Owner Tr	"	—	—	—	US$	3,718	—		—	—	US$	3,696	US$	3,718	US$	(22)	—		—
	Wells Fargo Finl Auto Owner Tr	"	—	—	—	US$	5,299	—		—	—	US$	5,235	US$	5,299	US$	(64)	—		—
	Wells Fargo Finl Auto Owner Tr	"	—	—	—		—	—	US$	4,893	—		—		—		—	—	US$	4,934
	Wells Fargo Mtg Bkd Secs	"	—	—	—		—	—	US$	3,772	—	US$	3,488	US$	3,500	US$	(12)	—		—
	Wells Fargo Mtg Bkd Secs	"	—	—	—	US$	3,661	—		—	—	US$	3,020	US$	3,054	US$	(34)	—		—
	Wfs Finl 2004 2 Owner Tr	"	—	—	—	US$	4,994	—		—	—	US$	4,913	US$	4,994	US$	(81)	—		—
	Wfs Finl 2004 4 Owner Tr	"	—	—	—	US$	5,399	—		—	—	US$	4,883	US$	4,955	US$	(72)	—		—
	World Omni Auto Receivables Tr	"	—	—	—	US$	5,963	—		—	—	US$	5,869	US$	5,963	US$	(94)	—		—

TSMC Global	Government bond
	United States Treas Nts	Available-for-sale financial assets	—	—	—		—	—	US$	148,942	—	US$	31,830	US$	31,773	US$	57	—	US$	117,684

	Corporate bond
	American Express Co.	"	—	—	—		—	—	US$	3,431	—		—		—		—	—	US$	3,446
	Bank One Corp.	"	—	—	—		—	—	US$	3,325	—		—		—		—	—	US$	3,352
	Bear Stearns Cos Inc.	"	—	—	—		—	—	US$	3,340	—		—		—		—	—	US$	3,365
	Counrywide Finl Corp.	"	—	—	—		—	—	US$	5,005	—		—		—		—	—	US$	5,004
	Deere John Cap Corp.	"	—	—	—		—	—	US$	4,899	—		—		—		—	—	US$	4,921
	Emerson Elec Co.	"	—	—	—		—	—	US$	3,222	—		—		—		—	—	US$	3,221
	European Invt Bk	"	—	—	—		—	—	US$	3,930	—		—		—		—	—	US$	3,947
	European Invt Bk	"	—	—	—		—	—	US$	5,994	—		—		—		—	—	US$	6,067
	Federal Home Ln Bks	"	—	—	—		—	—	US$	7,937	—		—		—		—	—	US$	7,937
	General Elec Cap Corp. Mtn	"	—	—	—		—	—	US$	8,716	—		—		—		—	—	US$	8,753
	Goldman Sachs Group Inc.	"	—	—	—		—	—	US$	4,941	—		—		—		—	—	US$	4,982

(Continued)

					Beginning Balance			Acquisition			Disposal (Note1)							Ending Balance
														Carrying Value		Gain (Loss) on			Amount (US$
Company	Marketable Securities Type			Nature of	Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		(US$		Disposal (US$		Shares/Units	in Thousands)
Name	and Name	Financial Statement Account	Counter-party	Relationship	Thousands)	in Thousands)		Thousands)	in Thousands)		Thousands)	in Thousands)		in Thousands)		in Thousands)		(In Thousands)	(Note2)
	Hartford Finl Svcs Group Inc.	Available-for-sale financial assets	—	—	—	US$	—	—	US$	5,048	—	US$	—	US$	—	US$	—	—	US$	5,053
	Hbos Plc Medium Term Sr Nts	"	—	—	—		—	—	US$	3,182	—		—		—		—	—	US$	3,194
	Hsbc Fin Corp. Mtn	"	—	—	—		—	—	US$	5,066	—		—		—		—	—	US$	5,091
	Intl Lease Fin Corp. Mtn	"	—	—	—		—	—	US$	4,118	—		—		—		—	—	US$	4,140
	Key Bk Na Med Term Nts Bk Entr	"	—	—	—		—	—	US$	4,393	—		—		—		—	—	US$	4,400
	Merrill Lynch + Co. Inc.	"	—	—	—		—	—	US$	3,426	—		—		—		—	—	US$	3,441
	Merrill Lynch + Co. Inc.	"	—	—	—		—	—	US$	4,842	—		—		—		—	—	US$	4,872
	Morgan Stanley Group Inc.	"	—	—	—		—	—	US$	4,386	—	US$	4,384	US$	4,386	US$	(2)	—		—
	Nationwide Bldg Soc	"	—	—	—		—	—	US$	3,495	—		—		—		—	—	US$	3,512
	Slm Corp Medium Term Nts	"	—	—	—		—	—	US$	6,012	—		—		—		—	—	US$	6,045
	Washington Mut Inc.	"	—	—	—		—	—	US$	4,505	—		—		—		—	—	US$	4,505
	Wells Fargo + Co. New	"	—	—	—		—	—	US$	6,073	—	US$	3,167	US$	3,148	US$	19	—	US$	2,943
	Wells Fargo + Co. New Med Trm	"	—	—	—		—	—	US$	4,282	—		—		—		—	—	US$	4,308

	Agency bonds
	Fed Hm Ln Pc Pool 1h2520	Available-for-sale financial assets	—	—	—		—	—	US$	3,330	—		—		—		—	—	US$	3,238
	Fed Hm Ln Pc Pool 781959	"	—	—	—		—	—	US$	6,578	—		—		—		—	—	US$	6,405
	Federal Home Ln Mtg	"	—	—	—		—	—	US$	3,308	—		—		—		—	—	US$	3,242
	Federal Home Ln Mtg Corp.	"	—	—	—		—	—	US$	4,316	—		—		—		—	—	US$	3,868
	Federal Home Ln Mtg Corp.	"	—	—	—		—	—	US$	4,069	—		—		—		—	—	US$	3,826
	Federal Home Ln Mtg Corp.	"	—	—	—		—	—	US$	3,308	—		—		—		—	—	US$	3,192
	Federal Natl Mtg Assn	"	—	—	—		—	—	US$	3,515	—		—		—		—	—	US$	3,431
	Federal Natl Mtg Assn	"	—	—	—		—	—	US$	3,131	—		—		—		—	—	US$	2,870
	Fnma Pool 255883	"	—	—	—		—	—	US$	3,559	—		—		—		—	—	US$	3,546
	Fnma Pool 696485	"	—	—	—		—	—	US$	3,393	—		—		—		—	—	US$	3,358
	Fnma Pool 813641	"	—	—	—		—	—	US$	3,916	—		—		—		—	—	US$	3,937
	Fnma Pool 815626	"	—	—	—		—	—	US$	3,189	—		—		—		—	—	US$	3,097
	Fnma Pool 825398	"	—	—	—		—	—	US$	4,562	—		—		—		—	—	US$	4,311
	Fnma Pool 841069	"	—	—	—		—	—	US$	3,134	—		—		—		—	—	US$	3,053
	Federal Farm Cr Bks	"	—	—	—		—	—	US$	3,940	—	US$	3,946	US$	3,940	US$	6	—		—
	Federal Home Ln Bank	"	—	—	—		—	—	US$	3,955	—		—		—		—	—	US$	3,961
	Federal Home Ln Bks	"	—	—	—		—	—	US$	7,960	—		—		—		—	—	US$	7,960
	Federal Home Ln Bks	"	—	—	—		—	—	US$	4,930	—		—		—		—	—	US$	4,953
	Federal Home Ln Bks	"	—	—	—		—	—	US$	8,716	—		—		—		—	—	US$	8,741
	Federal Home Ln Bks	"	—	—	—		—	—	US$	4,140	—	US$	4,141	US$	4,140	US$	1	—		—
	Federal Home Ln Bks	"	—	—	—		—	—	US$	4,872	—		—		—		—	—	US$	4,898
	Federal Home Ln Bks	"	—	—	—		—	—	US$	5,825	—		—		—		—	—	US$	5,847
	Federal Home Ln Bks	"	—	—	—		—	—	US$	7,515	—	US$	7,520	US$	7,515	US$	5	—		—
	Federal Home Ln Bks	"	—	—	—		—	—	US$	6,061	—		—		—		—	—	US$	6,072
	Federal Home Ln Bks	"	—	—	—		—	—	US$	12,233	—		—		—		—	—	US$	12,258
	Federal Home Ln Bks	"	—	—	—		—	—	US$	6,881	—		—		—		—	—	US$	6,899
	Federal Home Ln Bks	"	—	—	—		—	—	US$	3,296	—	US$	3,297	US$	3,296	US$	1	—		—
	Federal Home Ln Bks	"	—	—	—		—	—	US$	7,490	—		—		—		—	—	US$	7,520
	Federal Home Ln Mtg Corp.	"	—	—	—		—	—	US$	9,788	—		—		—		—	—	US$	9,833
	Federal Home Ln Mtg Corp.	"	—	—	—		—	—	US$	5,930	—		—		—		—	—	US$	5,948
	Federal Home Ln Mtg Corp.	"	—	—	—		—	—	US$	6,410	—		—		—		—	—	US$	6,435
	Federal Home Ln Mtg Corp.	"	—	—	—		—	—	US$	14,269	—		—		—		—	—	US$	14,312
	Federal Home Ln Mtg Corp.	"	—	—	—		—	—	US$	9,929	—		—		—		—	—	US$	9,985
	Federal Home Ln Mtg Corp. Mtn	"	—	—	—		—	—	US$	4,912	—		—		—		—	—	US$	4,937
	Federal Home Loan Bank	"	—	—	—		—	—	US$	3,459	—	US$	3,463	US$	3,459	US$	4	—		—
	Federal Home Loan Mtg Assn	"	—	—	—		—	—	US$	4,901	—		—		—		—	—	US$	4,929
	Federal Home Loan Mtg Corp.	"	—	—	—		—	—	US$	4,927	—		—		—		—	—	US$	4,950
	Federal Natl Mtg Assn	"	—	—	—		—	—	US$	5,885	—		—		—		—	—	US$	5,895
	Federal Natl Mtg Assn	"	—	—	—		—	—	US$	7,834	—		—		—		—	—	US$	7,857
	Federal Natl Mtg Assn	"	—	—	—		—	—	US$	19,702	—		—		—		—	—	US$	19,743
	Federal Natl Mtg Assn	"	—	—	—		—	—	US$	14,931	—		—		—		—	—	US$	14,975
(Continued)

					Beginning Balance			Acquisition			Disposal (Note1)							Ending Balance
																Gain (Loss) on			Amount (US$
Company	Marketable Securities Type	Financial Statement		Nature of	Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		Shares/Units (in	Amount (US$		Carrying Value (US$		Disposal (US$		Shares/Units	in Thousands)
Name	and Name	Account	Counter-party	Relationship	Thousands)	in Thousands)		Thousands)	in Thousands)		Thousands)	in Thousands)		in Thousands)		in Thousands)		(In Thousands)	(Note2)
	Federal Natl Mtg Assn	Available-for-sale financial assets	—	—	—	US$	—	—	US$	10,459	—	US$	—	US$	—	US$	—	—	US$	10,466
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	6,516	—		—		—		—	—	US$	6,519
	Federal Natl Mtg Assn	”	—	—	—		—	—	US$	7,979	—		—		—		—	—	US$	7,998
	Federal Natl Mtg Assn Mtn	”	—	—	—		—	—	US$	5,292	—		—		—		—	—	US$	5,304
	Federal Natl Mtg Assn Mtn	”	—	—	—		—	—	US$	5,562	—		—		—		—	—	US$	5,561
	Freddie Mac	”	—	—	—		—	—	US$	9,314	—	US$	4,926	US$	4,902	US$	24	—	US$	4,440

	Corporate issued
	asset-backed securities
	Americredit Automobile Rec Tr	Available-for-sale financial assets	—	—	—		—	—	US$	3,261	—		—		—		—	—	US$	3,274
	Americredit Automobile Receiva	”	—	—	—		—	—	US$	4,959	—		—		—		—	—	US$	4,967
	Americredit Automobile Receivb	”	—	—	—		—	—	US$	3,826	—		—		—		—	—	US$	3,430
	Banc Amer Coml Mtg Inc.	”	—	—	—		—	—	US$	3,254	—		—		—		—	—	US$	3,120
	Bear Stearns Arm Tr	”	—	—	—		—	—	US$	3,597	—		—		—		—	—	US$	3,569
	Bear Stearns Coml Mtg Secs Inc.	”	—	—	—		—	—	US$	6,362	—		—		—		—	—	US$	6,360
	Capital Auto Receivables Asset	”	—	—	—		—	—	US$	3,232	—		—		—		—	—	US$	3,252
	Capital One Auto Fin Tr	”	—	—	—		—	—	US$	5,008	—		—		—		—	—	US$	5,010
	Capital One Multi Asset Execut	”	—	—	—		—	—	US$	3,932	—		—		—		—	—	US$	3,939
	Caterpillar Finl Asset Tr	”	—	—	—		—	—	US$	3,218	—		—		—		—	—	US$	3,237
	Cbass Tr	”	—	—	—		—	—	US$	4,260	—		—		—		—	—	US$	4,270
	Cendant Rent Car Fdg Aesop Llc	”	—	—	—		—	—	US$	5,319	—		—		—		—	—	US$	5,349
	Citibank Cr Card Issuance Tr	”	—	—	—		—	—	US$	9,797	—		—		—		—	—	US$	9,820
	Cnh Equip Tr	”	—	—	—		—	—	US$	3,457	—		—		—		—	—	US$	2,810
	Credit Suisse First Boston Mtg	”	—	—	—		—	—	US$	3,728	—		—		—		—	—	US$	3,746
	Credit Suisse First Boston Mtg	”	—	—	—		—	—	US$	3,566	—		—		—		—	—	US$	3,582
	Drive Auto Receivables Tr	”	—	—	—		—	—	US$	3,182	—		—		—		—	—	US$	3,192
	Ford Credit Auto Owner Trust	”	—	—	—		—	—	US$	4,310	—		—		—		—	—	US$	4,338
	Gs Mtg Secs Corp.	”	—	—	—		—	—	US$	4,134	—		—		—		—	—	US$	4,149
	Gsamp Tr	”	—	—	—		—	—	US$	4,241	—		—		—		—	—	US$	4,263
	Harley Davidson Motorcycle Tr	”	—	—	—		—	—	US$	5,793	—		—		—		—	—	US$	5,832
	Hertz Veh Fing Llc	”	—	—	—		—	—	US$	5,284	—		—		—		—	—	US$	5,322
	Home Equity Mtg Tr 2006 4	”	—	—	—		—	—	US$	4,200	—		—		—		—	—	US$	4,233
	Hyundai Auto Receivables Tr	”	—	—	—		—	—	US$	3,904	—		—		—		—	—	US$	3,933
	Lb Ubs Coml Mtg Tr	”	—	—	—		—	—	US$	3,733	—		—		—		—	—	US$	3,585
	Long Beach Mtg Ln Tr	”	—	—	—		—	—	US$	3,195	—		—		—		—	—	US$	3,204
	Massachusetts Rrb Spl Purp Tr	”	—	—	—		—	—	US$	3,830	—		—		—		—	—	US$	3,405
	Mastr Asset Backed Secs Tr	”	—	—	—		—	—	US$	3,083	—	US$	3,082	US$	3,083	US$	(1)	—		—
	Merrill Lynch Mtg Invs Inc.	”	—	—	—		—	—	US$	6,561	—		—		—		—	—	US$	6,289
	Navistar Finl 2003 A Owner Tr	”	—	—	—		—	—	US$	3,994	—		—		—		—	—	US$	3,585
	Nomura Asset Accep Corp.	”	—	—	—		—	—	US$	4,144	—		—		—		—	—	US$	4,160
	Onyx Accep Owner Tr	”	—	—	—		—	—	US$	4,885	—		—		—		—	—	US$	4,541
	Pg+E Energy Recovery Fdg Llc	”	—	—	—		—	—	US$	4,646	—		—		—		—	—	US$	4,406
	Providian Gateway Owner Tr	”	—	—	—		—	—	US$	3,911	—		—		—		—	—	US$	3,931
	Reliant Energy Transition Bd	”	—	—	—		—	—	US$	3,994	—		—		—		—	—	US$	2,483
	Terwin Mtg Tr	”	—	—	—		—	—	US$	4,033	—		—		—		—	—	US$	4,065
	Tw Hotel Fdg 2005 Llc	”	—	—	—		—	—	US$	4,116	—		—		—		—	—	US$	4,115
	Wells Fargo Finl Auto Owner Tr	”	—	—	—		—	—	US$	5,235	—		—		—		—	—	US$	5,256
	Wells Fargo Mtg Bkd Secs	”	—	—	—		—	—	US$	3,020	—		—		—		—	—	US$	2,974
	Wells Fargo Mtg Bkd Secs	”	—	—	—		—	—	US$	3,488	—		—		—		—	—	US$	3,474
Note 1:	The proceeds of bond investments matured are excluded.

Note 2:	The ending balance included the amortization of premium or discount on bond investments and valuation gain or loss.
(Concluded)

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited
ACQUISITION OF INDIVIDUAL REAL ESTATES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Company	Types of		Transaction				Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount		Payment Term	Counter-party	Relationship	Owner	Relationship	Transfer Date	Amount	Reference	Acquisition	Terms
The Company	Fab. 14	January 6, 2006		$854,000	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	March 30, 2006	US$	3,340	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 1, 2006		$487,000	By the construction progress	United Integrated Services Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 1 2006	US$	3,770	By the construction progress	Celerity, Inc.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 2, 2006		$197,500	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 6, 2006		192,000	By the construction progress	Marketech International Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 12	June 9, 2006		142,000	By the construction progress	Uangyih-tech Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 26, 2006	EUR	2,733	By the construction progress	Siemens Limited	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	June 30, 2006		$517,500	By the construction progress	United Steel Engineering & Construction Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	August 7, 2006		453,000	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	August 25, 2006		1,365,000	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	September 28, 2006	JPY	1,080,000	By the construction progress	Organo Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	September 28, 2006		$407,000	By the construction progress	Organo Technology Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab. 14	September 29, 2006	US$	4,250	By the construction progress	York Internation Corp.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchase/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationship	Sale	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
The Company	TSMC-North America	Subsidiary	Sales	$144,616,913	59	Net 30 days after invoice date	—	—	$21,680,057	52
	Philips	Major shareholder	Sales	3,225,151	1	Net 30 days after monthly closing	—	—	224,516	1
	GUC	Investee over which the Company had a controlling interest	Sales	488,818	—	Net 30 days after monthly closing	—	—	124,820	—
	WaferTech	Indirect subsidiary	Purchases	9,695,565	27	Net 30 days after monthly closing	—	—	(1,045,183)	10
	SSMC	Investee accounted for using equity method	Purchases	5,555,044	16	Net 30 days after monthly closing	—	—	(636,181)	6
	TSMC-Shanghai	Subsidiary	Purchases	3,099,850	9	Net 30 days after monthly closing	—	—	(545,706)	5
	VIS	Investee accounted for using equity method	Purchases	2,818,795	8	Net 30 days after monthly closing	—	—	(806,789)	8
GUC	TSMC-North America	The same Parent	Purchases	694,918	43	Net 30 days after invoice date	—	—	(91,620)	30

Note:	The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
SEPTEMBER 30, 2006
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
					Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Amounts	Action Taken	Period	Debts
The Company	TSMC-North America	Subsidiary	$21,908,508	40 days	$5,165,276	-	$7,044,667	$—
	Philips	Major shareholder	224,516	34 days	4,693	Accelerate demand on account receivables	1,226	—
	GUC	Investee over which the Company had a controlling interest	139,273	53 days	1,514	-	72,757	—
	TSMC-Shanghai	Subsidiary	482,542	Note	254,572	Accelerate demand on account receivables	—	—
	SSMC	Investee accounted for using equity method	142,521	Note	—	Accelerate demand on account receivables	—	—

Note:	The ending balance primarily consisted of other receivables, it is not applicable for the calculation of the turnover rate.

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES
SIGNIFICANT INFLUENCE
SEPTEMBER 30, 2006
(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of September 30, 2006			Net Income	Equity in the
				September 30,	December 31,	Shares (in	Percentage of	Carrying	(Losses) of the	Earnings
Investor Company	Investee Company	Location	Main Businesses and Products	2006	2005	Thousands)	Ownership	Value (Note)	Investee	(Losses)	Note
The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities	$27,925,685	$—	851	100	$28,423,113	$161,639	$161,639	Subsidiary
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	27,017,212	2,808,423	2,808,423	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	—	100	9,250,288	(442,392)	(442,392)	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	6,408,190	6,408,190	382	32	5,611,199	4,175,855	1,336,274	Investee accounted for using equity method
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	442,262	27	5,359,803	1,942,693	466,490	Investee accounted for using equity method
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,397,781	234,854	234,854	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	1,876,355	71,167	71,167	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,412,235	1,526,074	—	99	908,370	53,419	53,151	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	745,604	654,509	—	98	717,136	(31,728)	(31,093)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	409,920	409,920	42,315	44	468,150	92,083	40,554	Investee over which the Company has a controlling interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies	228,314	—	—	98	224,580	(14,526)	(14,236)	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	115,347	101,601	(4,835)	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	114,548	101,558	(4,928)	Subsidiary
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	97,810	2,542	2,542	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	44,143	18,492	18,492	Subsidiary
	TSMC-Korea	Seoul, Korea	Marketing activities	13,656	—	80	100	14,432	420	420	Subsidiary

Note:	The treasury stock is deducted from the carrying value.

TABLE 9
Taiwan Semiconductor Manufacturing Company Limited
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment				Accumulated
		Total Amount		from Taiwan as			from Taiwan as				Inward
		of Paid-in		of	Investment Flows		of		Equity in the	Carrying Value	Remittance of
		Capital		January 1, 2006	Outflow		September 30,		Earnings	as of	Earnings as of
	Main Businesses and	(RMB in	Method of	(US$ in	(US$ in		2006 (US$ in	Percentage of	(Losses)	September 30,	September 30,
Investee Company	Products	Thousand)	Investment	Thousand)	Thousand)	Inflow	Thousand)	Ownership	(Note 2)	2006	2006
TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by	$12,180,367		$12,180,367			$12,180,367
	customers	(RMB3,070,623)	(Note 1)	(US$371,000)	$—	$—	(US$371,000)	100%	$(442,392)	$9,250,288	$—

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of September 30, 2006	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367 (US$371,000)	$12,180,367 (US$371,000)	$12,180,367 (US$371,000)
Note 1: Direct investments US$371,000 thousand in TSMC-Shanghai.
Note 2: Amount was recognized based on the reviewed financial statements.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 27, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer